
09010264


PANAMA CITY BEACH · FLORIDA


DIRECTORY




BURBERRY


kate spade

2008 Annual Report

SIMON® | PROPERTY GROUP, INC.

Corporate Profile

Table of Contents

Simon Property Group, Inc. (NYSE: SPG), headquartered in Indianapolis, Indiana, is the largest public real estate company in the United States. We operate from five retail real estate platforms – regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers and international properties. As of December 31, 2008, we owned or had an interest in 386 properties comprising 263 million square feet of gross leasable area in North America, Europe and Asia. Simon Property Group is an S&P 500 Company.

Additional Simon Property Group information is available at **www.simon.com.**

Simon's Five Retail Real Estate Platforms


ANTHROPO
REGIONAL MALLS


PREMIUM OUTLET CENTERS®


JOS. A. BANK
THE MILLS®


COMMUNITY/LIFESTYLE CENTERS


INTERNATIONAL PROPERTIES

Financial Highlights

	2008	2007	Percent Change 2008 vs. 2007
Operating Data (in millions)			
Consolidated Revenue	**$ 3,783**	$ 3,651	3.6%
Funds from Operations (FFO)*	**1,852**	1,692	9.5%
Per Common Share Data			
FFO* (Diluted)	**$ 6.42**	$ 5.90	8.8%
Net Income (Diluted)	**1.87**	1.95	(4.1%)
Dividends	**3.60**	3.36	7.1%
Common Stock Price at December 31	**53.13**	86.86	(38.8%)
Stock and Limited Partner Units at Year End			
Shares of Common Stock Outstanding (in thousands)	**231,320**	223,035	
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	**56,368**	57,913	
Market Value of Common Stock and Limited Partner Units (in millions)	**$ 15,285**	$ 24,403	
Total Market Capitalization** (in millions)	**$ 40,273**	$ 49,265	
Other Data			
Total Number of Properties in the U.S.	**324**	320	
U.S. Gross Leasable Area (in thousands of square feet)	**246,039**	242,114	
Total Number of International Properties	**62**	59	
International Gross Leasable Area (in thousands of square feet)	**16,462**	15,431	

* FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for a definition of FFO, and to pages 22-23 for a reconciliation of net income to FFO and of diluted net income per share to diluted FFO per share.

** Includes our share of consolidated and joint venture debt.


Consolidated Revenue
($ In billions)
$2.6
$3.2
$3.3
$3.7
$3.8
'04 '05 '06 '07 '08


Funds from Operations
($ In billions)
$1.2
$1.4
$1.5
$1.7
$1.9
'04 '05 '06 '07 '08


FFO Per Share
(Diluted)
$4.39
$4.96
$5.39
$5.90
$6.42
'04 '05 '06 '07 '08


Dividends Per Common Share
$2.60
$2.80
$3.04
$3.36
$3.60
'04 '05 '06 '07 '08

This Annual Report contains a number of forward-looking statements. For more information, please see page 22.

FROM THE CHAIRMAN & CEO

Before I review 2008 results, I would like to reflect briefly on the broader market and its implications for our Company. It is obvious that we are dealing with a very difficult economy and capital markets environment; however, it is interesting to note that the dramatic reduction in retail sales was directly correlated to the financial system crisis that started in the fall of 2008. Our retailers had been performing reasonably well up to that point, even in those markets that had been hit hard by the decline in residential real estate values, which for many had started in 2006. The shutdown in the financial system caused the consumer to dramatically reduce consumption and increase the rate of savings in the fourth quarter of 2008 and the early part of this year.

The instability of the country's financial institutions caused a crisis of confidence for the nation's consumer, in addition to harming our already struggling economy. Confidence is critical to the success of every endeavor an individual, business or country undertakes, and I can assure all of our investors, colleagues and retailer partners that even though the upcoming months will be very challenging, we have the confidence that we will not only strengthen, but prosper throughout this period. No matter how long it lasts. Why?

- We have a track record of performance like no other real estate company over the past 15 years.
- We have great properties with leases that are at below-market rents.
- We are diversified geographically and by property type.
- We have a strong balance sheet with unlevered assets, sufficient liquidity to run the Company in today's environment, and strong sponsorship as lenders look to do business with first class operators.
- We have smart, dedicated and loyal people.
- We aren't afraid to make tough decisions to position the Company for future prosperity.
- We have long-term investors and partners that appreciate our business model.

These attributes, among others, give me confidence that we will successfully navigate through today's unprecedented turmoil.

Our number one priority is to keep the Company strong and safe through this difficult time. Capital is a strategic asset in today's world, and every decision we make will focus on growing this most important resource. We will be required to make difficult decisions that will include periodically reviewing our dividend policy, reducing development and other capital expenditures, and lowering the cost to operate the Company. Our focused efforts will continue to make SPG stronger and safer.

The consumer is clearly under pressure and lacks confidence in the future, but I am optimistic that with time and improvement in our economy, the consumer will reemerge. In the meantime, we understand the task at hand.

Now let's not overlook our strong 2008 performance despite a challenging economy:

- Consolidated revenue increased 3.6%, to $3.783 billion from $3.651 billion in 2007.
- Funds from operations ("FFO") increased 9.5%, to $1.852 billion from $1.692 billion in 2007, and on a diluted per share basis, the increase was 8.8%, to $6.42 from $5.90.

These are impressive results given the state of the world, and in fact, we are one of the few real estate investment trusts ("REITs") to post meaningful, positive FFO growth for 2008. In comparison to the broader market, the S&P 500 has reported an average earnings decline of 101% for 2008 with 486 of the companies having reported.

Well over a year ago, we recognized that the economy was deteriorating. Consequently, we adopted aggressive cost control measures, significantly reduced our development spending, and enhanced our liquidity. We challenged everyone within our organization to seek and implement cost-saving and value-added measures. Our quick and decisive efforts enabled us to produce record results in 2008 and will help position us for profitability in 2009.

Simon Property Group is uniquely positioned as an owner, operator and developer across multiple retail formats, operating from five major platforms – regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers, and our international shopping center business. As a result, we are the largest landlord to most national mall based retailers and wholesale manufacturers, and we have some of the strongest retailer relationships in the business. A few of the highlights from each of these operating platforms are:

Regional Malls

- Grew comparable property net operating income.
- Executed over 6.4 million square feet of leases at an average base rent of $45.74 per square foot, 21% higher than the average base rent of tenants whose leases expired or were terminated.
- Completed several redevelopment/expansion projects, adding new department stores, small shops and restaurants at more than 20 malls.
- Significant embedded "mark to market" value in our leases will help us manage our cash flow in 2009. Nearly 5 million square feet of leases are set to expire at an average of $37.70 per square foot, which we continue to believe are below-market rents even in today's marketplace.

Premium Outlet Centers

- Grew comparable property net operating income.
- Executed two million square feet of leases at an average base rent of $38.07 per square foot, 49% higher than the average base rent of tenants whose leases expired or were terminated.
- Opened two new U.S. Premium Outlet Centers – located near Houston, Texas and in Tinton Falls, New Jersey. Both centers opened very well-leased and the expected return on investment is 13%.

	REGIONAL MALLS[1]		PREMIUM OUTLET CENTERS	
Statistics as of December 31	**2008**	**2007**	**2008**	**2007**
Number of properties	164	168	40	38
Gross Leasable Area (in millions of square feet)	162.2	164.0	16.4	15.0
Occupancy	92.4%[2]	93.5%[2]	98.9%[4]	99.7%[4]
Comparable Sales per Square Foot	$ 470[3]	$ 491[3]	$ 513[4]	$ 504[4]
Average Rent per Square Foot	$ 39.49[2]	$ 37.09[2]	$ 27.65[4]	$ 25.67[4]

(1) Statistics do not include the regional malls acquired in the 2007 Mills acquisition.
(2) For mall stores.
(3) For mall stores less than 10,000 square feet.
(4) For all owned gross leasable area.

- Completed expansion projects at four U.S. Premium Outlet Centers. Those costs totaled $156 million and the expected return on investment is 16%.
- Tenant demand remains strong for retail space in this platform, and we expect continued robust releasing spreads for 2009.

The Mills

In April of 2007, the Company completed the joint venture acquisition of The Mills Corporation. With this transaction we added our fifth retail real estate platform. These properties are large retail venues focused on delivering value for the consumer, representing a profitable niche given today's consumer preferences. Ownership of The Mills and the Premium Outlet Centers creates a unique competitive advantage for our Company given the retailers' sales and profitability.

- Grew comparable property net operating income.
- Established optimal retail offerings for each of The Mills assets and launched a successful campaign that generated interest among retailers and revived the Mills brand.
- Reviewed and adjusted the organization for maximum efficiency in all disciplines, resulting in significant expense savings.
- The Mills have terrific retail real estate locations, and we expect continued success with the addition of full-priced regional mall retailers and Premium Outlet tenants to these shopping venues in 2009.

Community/Lifestyle Centers

- Executed approximately 500,000 square feet of leases at an average base rent of $14.77 per square foot, 13% higher than the average base rent of tenants whose leases were terminated or expired.
- Opened new and exciting community/lifestyle centers in Panama City Beach, Florida and Noblesville, Indiana. We expect future growth in these centers as they mature.
- For 2009 we are focused on releasing anchor locations as they become available.

International Properties

Our approach to international investment is to partner in joint ventures with established real estate companies in each market where we operate.

- Our partner in France and Poland is Ivanhoe Cambridge, a preeminent Canadian property owner, manager, developer and investor. This venture owns seven operating assets including the very successful Arkadia Shopping Center in Warsaw. Arkadia was 99% occupied at year-end and generated sales of $740 per square foot in 2008, up 14% over the prior year. The unlevered return on investment for this center is in excess of 15%. Arkadia is an excellent example of value creation through new development in an international market.
- In Italy we partner with Auchan, one of the world's largest retailers, in the ownership of 45 hypermarket-anchored shopping centers. In 2008, the venture opened a new shopping center in Monza. Two shopping centers are currently under construction: Argine (Naples) is scheduled to open in December of 2009, and Catania (Sicily) is expected to open in June of 2010.
- Our partner in Japan is Mitsubishi Estate Co., Ltd. During 2008, we opened a new Premium Outlet Center in Sendai and expanded two existing Premium Outlets, adding 168,000 square feet of gross leasable area. All seven Premium Outlets continue to perform very well in spite of the economic challenges in Japan, and all are virtually 100% leased. In 2009, we will open Ami Premium Outlets near Tokyo.
- We also hold real estate interests in one Premium Outlet Center in Mexico City and one Premium Outlet Center in South Korea. Both centers generated robust sales increases in 2008.
- In 2008, we opened our first shopping center in China, located in Changshu, again with well-respected partners. Three additional shopping centers are under construction in China and are scheduled to open in 2009.

2009 Development

In the United States, construction continues on only two new projects – Cincinnati Premium Outlets and the second phase of The Domain in Austin, Texas – and two significant redevelopment projects. Net of construction loans already in place, our domestic development capital expenditures are expected to approximate $250 million in 2009, less than one-third of the amount we invested in 2008. At this time, our 2010 spending is projected to be less than $50 million. Free cash flow will increase as these development expenditures drastically decrease.

Our share of 2009 international development capital expenditures is expected to approximate $120 million. The vast majority of these expenditures will be self-funded by joint venture resources and will require no significant additional equity investment from the Company.

We do not expect to begin construction on any additional new or major redevelopment/expansion projects in 2009. In fact, I believe that there will be little or no new retail real estate construction in the U.S. for several years, resulting in a long-term supply/demand dynamic in our favor when the economy rebounds.

	THE MILLS®		COMMUNITY/LIFESTYLE CENTERS(1)	
Statistics as of December 31	**2008**	**2007**	**2008**	**2007**
Number of properties	16	17	70	67
Gross Leasable Area (in millions of square feet)	22.8	24.3	20.8	18.6
Occupancy(2)	94.5%	94.1%	90.7%	94.1%
Comparable Sales per Square Foot	$ 372(3)	$ 372(3)	N/R	N/R
Average Rent per Square Foot(2)	$ 19.51	$ 19.06	$ 13.25	$ 12.43

(1) Statistics do not include the community centers acquired in the 2007 Mills acquisition.
(2) For all owned gross leasable area.
(3) For mall stores less than 10,000 square feet.
N/R Not reported

	INTERNATIONAL PROPERTIES			
	EUROPEAN SHOPPING CENTERS		INTERNATIONAL PREMIUM OUTLETS(2)	
Statistics as of December 31	**2008**	**2007**	**2008**	**2007**
Number of properties	52	51	7	6
Gross Leasable Area (in millions of square feet)	13.5	13.3	2.0	1.7
Occupancy(1)	98.4%	98.7%	99.9%	100.0%
Comparable Sales per Square Foot(1)	€ 411	€ 421	¥ 92,000	¥ 93,169
Average Rent per Square Foot(1)	€ 30.11	€ 29.58	¥ 4,685	¥ 4,626

(1) For all owned gross leasable area.
(2) Does not include Premium Outlets Punta Norte, Yeoju Premium Outlets or Changshu In City Plaza.

Capital Markets and Our Balance Sheet

A great deal of uncertainty exists today, and access to capital is challenging and more costly than it has been in the past. We have maintained our strong balance sheet in this turbulent environment because of the financing philosophy that was developed at the time of our 1993 IPO.

We believe that our assets should be financed primarily with long-term, fixed-rate debt and that we should be positioned at all times to access capital in multiple forms. This strategy has and will continue to serve us well in this environment, as evidenced by the following:

- We have the highest investment grade ratings among U.S. regional mall companies and U.S. real estate companies at A-/A3.
- We have strong financial ratios and substantial room under our financial covenants.
- We have over $3.5 billion of liquidity comprised of over $1 billion of cash and availability on our corporate credit facility of over $2.4 billion.
- We have sufficient cash on hand and availability under our corporate credit facility to address our debt maturities.
- Our 2009 annual cash flow from operations before dividends is projected to be approximately $1.5 billion.
- Our unencumbered portfolio comprises over 150 wholly owned assets and generates annual earnings before interest, taxes, depreciation and amortization, or EBITDA, in excess of $1.7 billion, providing substantial financial flexibility and firepower.

During 2008, we completed 21 new secured financings that generated $3.2 billion of proceeds (of which our share was $2.2 billion) with a weighted average term of 5.2 years and an average interest rate of 5.4% on the fixed rate financings. We also issued $1.5 billion of unsecured notes in May of 2008. In 2009, we will continue to add capital to our business, as a high-quality mall continues to be one of the most sought after assets to finance due to the stability of its cash flow.

Dividend and Stockholder Return

While our high quality portfolio and balance sheet put us in a strong financial position, we must remain prudent in managing the Company's balance sheet and allocating capital given the current financial climate. Accordingly, in January of 2009, our Board of Directors made the decision to pay a first quarter dividend of $0.90 per share in a combination of 10% cash and 90% common stock.

To maintain our status as a REIT, we are required to distribute at least 90% of our taxable income to our stockholders in any given year. If we pay the remaining 2009 dividend in cash and stock as described above, it will allow us to retain as much as $925 million of additional cash for the calendar year. This will enhance the strength of the Company's balance sheet, is consistent with our long history of conservative liability management and capital allocation, and should continue to position us to manage the very uncertain economic times in which we find ourselves. We will continue to evaluate our dividend quarterly and will make appropriate adjustments as the year progresses.

Finally, REITs were negatively impacted by several macroeconomic issues in 2008:

- The unprecedented turmoil in the capital markets, including the bankruptcy of Lehman Brothers and the government bailout of the financial industry,
- The collapse of the capital markets, and
- The U.S. economy entering a deep recession.

As a result of the above factors as well as the poor 2008 holiday shopping season, our stock price declined from $86.86 in 2007 to $53.13 at December 31, 2008, despite our record FFO. This price decline resulted in a negative total return in 2008 of 35.9%.

The Morgan Stanley REIT Index ("RMS") posted a negative total return of 38% in 2008 and the S&P 500 posted a negative total return of 37%. SPG has outperformed the RMS for each of the past eight years and the S&P 500 Index for seven of the last eight years. While we are not pleased with the decline in our stock price, it will not deter us from our continuing efforts to increase cash flow from our assets and improve the long-term position of the Company.

2009

In 2009, we are managing our retail real estate to deliver comparable property net operating income growth and increased cash flow through aggressive leasing, marking our leases to market, and timely reinvestment. We are also reducing operating expenses where we can without compromising the integrity of our product.

Maintaining the strength and safety of the Company is our focus. We will continue to raise capital and sell non-core assets to maintain our leadership position in the industry.

The retail environment has been and will continue to be challenging this year and perhaps into 2010; however, we are experienced in working through these difficult economic cycles. We have always managed our business for continued success as evidenced best by our continuous FFO growth – from our first full year as a public company in 1994 through 2008 our FFO per share has grown at a compound annual rate of 9%.

Our high quality, fortress assets are where the best retailers want to be, and we continue to see retailer demand for space in these assets. We are confident that our cash flow levels will be maintained or even increased in this difficult environment. Our strong balance sheet, liquidity, access to capital, unique and high-quality portfolio embedded in five retail real estate platforms, and unmatched geographic and tenant diversity are some of the characteristics of our Company that give us the confidence we need to succeed.

I would like to thank my colleagues at Simon Property Group as well as our Board of Directors for their hard work and dedication in these demanding times. I would also like to thank you, our stockholders, for your ongoing support.

In closing, I have one final thought to share with you. The shopping mall has now reached its 6th decade. For the past two decades the naysayers have written off the mall for various reasons including the demise of the department store, the threat of Internet shopping, and the proliferation of lifestyle centers. To paraphrase Mark Twain, the death of the mall is greatly exaggerated. I ask you to consider the fundamentals of our business and our results over this same period of time. Certainly the mall will evolve, as it has over the past 60 years, but as an American icon (now worldwide) it will prosper and remain the primary venue where consumers want to shop and be entertained.



David Simon, Chairman & CEO
March 18, 2009

SELECTED FINANCIAL DATA
(In thousands, except per share data)

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

As of or for the Year Ended December 31,	2008	2007	2005	2005	2004[1]
OPERATING DATA:					
Total consolidated revenue	**$ 3,783,155**	$ 3,650,799	$ 3,332,154	$ 3,166,853	$ 2,585,079
Income from continuing operations	**463,656**	519,304	563,443	353,407	350,830
Net income available to common stockholders	**$ 422,517**	$ 436,164	$ 486,145	$ 401,895	$ 300,647
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 1.88**	$ 2.09	$ 2.20	$ 1.27	$ 1.49
Discontinued operations	**—**	(0.13)	—	0.55	(0.04)
Net income	**$ 1.88**	$ 1.96	$ 2.20	$ 1.82	$ 1.45
Weighted average shares outstanding	**225,333**	222,998	221,024	220,259	207,990
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$ 1.87**	$ 2.08	$ 2.19	$ 1.27	$ 1.48
Discontinued operations	**—**	(0.13)	—	0.55	(0.04)
Net income	**$ 1.87**	$ 1.95	$ 2.19	$ 1.82	$ 1.44
Diluted weighted average shares outstanding	**225,884**	223,777	221,927	221,130	208,857
Dividends per share[2]	**$ 3.60**	$ 3.36	$ 3.04	$ 2.80	$ 2.60
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 773,544**	$ 501,982	$ 929,360	$ 337,048	$ 520,084
Total assets	**23,596,672**	23,605,662	22,084,455	21,131,039	22,070,019
Mortgages and other indebtedness	**18,042,532**	17,218,674	15,394,489	14,106,117	14,586,393
Stockholders' equity	**$ 3,040,183**	$ 3,563,383	$ 3,979,642	$ 4,307,296	$ 4,642,606
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 1,606,233**	$ 1,468,400	$ 1,278,948	$ 1,170,371	$ 1,080,532
Investing activities	**(1,020,872)**	(2,049,576)	(607,432)	(52,434)	(2,745,697)
Financing activities	**$ (313,799)**	$ 153,798	$ (79,204)	$ (1,300,973)	$ 1,649,626
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.40x**	1.44x	1.56x	1.40x	1.51x
Funds from Operations (FFO)[3]	**$ 1,852,331**	$ 1,691,887	$ 1,537,223	$ 1,411,368	$ 1,181,924
FFO allocable to Simon Property	**$ 1,477,446**	$ 1,342,496	$ 1,215,319	$ 1,110,933	$ 920,196

Notes

(1) On October 14, 2004 we acquired the former Chelsea Property Group, Inc. In the accompanying financial statements, Note 2 describes the basis of presentation.

(2) Represents dividends declared per period.

(3) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

You should read the following discussion in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

OVERVIEW

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries.

We own, develop, and manage retail real estate properties in five retail real estate platforms: regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers, and international properties. As of December 31, 2008, we owned or held an interest in 324 income producing properties in the United States, which consisted of 164 regional malls, 70 community/lifestyle centers, 16 additional regional malls and four additional community centers acquired as a result of the 2007 acquisition of The Mills Corporation, or the Mills acquisition, 40 Premium Outlet Centers, 16 The Mills, and 14 other shopping centers or outlet centers in 41 states plus Puerto Rico. The Mills acquisition is described below in the "Results of Operations" section. We also own interests in four parcels of land held in the United States for future development. In the United States, we have one new property currently under development aggregating approximately 400,000 square feet which will open during 2009. Internationally, we have ownership interests in 52 European shopping centers (located in France, Italy, and Poland); seven Premium Outlet Centers located in Japan, one Premium Outlet Center located in Mexico, one Premium Outlet Center located in Korea, and one shopping center located in China. Also, through joint venture arrangements we have ownership interests in the following properties under development internationally: a 24% interest in two shopping centers in Italy, a 40% interest in a Premium Outlet Center in Japan, and a 32.5% interests in three additional shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,
- Expanding and re-tenanting existing franchise locations at competitive market rates,
- Adding mixed-use elements to properties,
- Selectively acquiring high quality real estate assets or portfolios of assets, and
- Selling non-core assets.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels."

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Lastly, we are selectively expanding our international presence. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth,
- Maintain sufficient flexibility to access capital in many forms, both public and private, and
- Manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

RESULTS OVERVIEW

Diluted earnings per common share decreased $0.08 during 2008, or 4.1%, to $1.87 from $1.95 for 2007. The decrease is primarily due to the $20.3 million loss relating to the redemption of remarketable debt securities, and $21.2 million in impairment charges in 2008, as compared to net gains aggregating $9.0 million related to sales and disposition activity and impairment charges for the comparable period in 2007. Consolidated total revenues increased $132.4 million, or 3.6%, driven by the full year effect of our 2007 openings and expansion activities and the releasing of space at higher rental rates per square foot, or psf. Releasing spreads in the regional mall and Premium Outlet portfolios were strong at $8.02 psf (or 21.3%) and $12.48 psf (or 48.8%), respectively, due to continued demand for higher quality space in our portfolio. Total operating expenses increased $106.5 million, or 5.0%, due to additional depreciation provisions related to the full year of operations for 2007 openings and 2008 new openings, an increase in the provision for bad debts due to the estimated uncollectability of certain tenant receivables, and higher personnel and utility costs attributable to normal inflationary increases. Interest costs remained relatively flat despite an increase in total debt due to lowered variable borrowing costs as a result of a reduced one-month LIBOR rate, the benchmark rate for most of our floating rate debt.

In the United States, business fundamentals were relatively stable, except for tenant sales psf which were mixed across the portfolio, and were dependent upon asset type, geographic location, and mix of specialty and luxury tenants. Average base rents for the regional mall and domestic Premium Outlet portfolios were relatively stable for 2008. The regional malls average base rent ended the year at $39.49 psf, or an increase of 6.5% over 2007. The domestic Premium Outlets average base rent ended the year at $27.65 psf, or an increase of 7.7%. The stability of the occupancy, rent psf, and releasing rental spread fundamentals contributed to our ability to generate growth in our operating results despite the adverse effects the general economic pressures are creating for our tenants and the consumer.

Internationally, in 2008, we and our joint venture partners opened three additional centers (one each in Italy, China, and Japan) and expanded two existing Premium Outlet Centers which added an aggregate 1 million square feet of retail space to the international portfolio. Also during 2008, we acquired shares of stock of Liberty International, PLC, or Liberty. Liberty operates regional shopping centers and is the owner of other prime retail assets throughout the U.K. Liberty is a U.K. FTSE 100 listed company, with shareholders' funds of £4.7 billion and property investments of £8.6 billion, of which its U.K. regional shopping centers comprise 75%. Assets of the group under control or joint control amount to £11.0 billion. Liberty converted into a U.K. Real Estate Investment Trust (REIT) on January 1, 2007. Our interest in Liberty is less than 5% of their shares and is adjusted to their quoted market price, including a related foreign exchange component.

Our effective overall borrowing rate for the year ended December 31, 2008, decreased 55 basis points to 5.12% as compared to the year ended December 31, 2007. This was a result of a significant decrease in the base LIBOR rate applicable to a majority of our floating rate debt (0.44% at December 31, 2008, versus 4.60% at December 31, 2007) and also the issuance of new unsecured and secured debt at favorable rates. Our financing activities for the year ended December 31, 2008, included:

- decreasing borrowings on the Operating Partnership's $3.5 billion unsecured credit facility, or Credit Facility, to approximately $1.0 billion during the year ended December 31, 2008. The amount outstanding includes $446.3 million (U.S. dollar equivalent) in Euro and Yen-denominated borrowings.
- borrowing $735 million on a term loan that matures March 5, 2012 and bears a rate of LIBOR plus 70 basis points. This loan is secured by the cash flow distributed from six properties and has additional availability of $115 million through the maturity date.

- issuing two tranches of senior unsecured notes in May totaling $1.5 billion at a weighed average fixed interest rate of 5.74%. We used the proceeds of the offering to reduce borrowings on the Credit Facility and for general working capital purposes.
- redeeming the $200.0 million in remarketable debt securities that bore interest at 7.00%, and, as discussed above, resulted in our recognizing a $20.3 million loss in the second quarter related to this extinguishment of debt.
- redeeming a $150.0 million unsecured note that bore interest at a fixed rate of 5.38%.
- borrowing $190.0 million on a loan secured by Philadelphia Premium Outlets, which matures on July 30, 2014 and bears interest at a variable rate of LIBOR plus 185 basis points. On January 2, 2009, we executed a swap agreement that fixes the interest rate of this loan at 4.19%. We used the proceeds of the borrowing for general working capital purposes.
- borrowing $260 million on a term loan that matures September 23, 2013 and bears interest at a variable rate of LIBOR plus 195 basis points. On January 2, 2009, we executed a swap agreement that fixes the interest rate of this loan at 4.35%. This is a cross-collateralized loan that is secured by The Domain, Shops at Arbor Walk, and Palms Crossing. We used the proceeds of the borrowing for general working capital purposes.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our four domestic platforms. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We are separately reporting in this section the 16 regional malls we acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition. We do not include any properties located outside of the United States in this section. The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2008	%/Basis Points Change (1)	2007	%/Basis Points Change (1)	2006	%/Basis Points Change (1)
REGIONAL MALLS:						
Occupancy						
Consolidated	**92.6%**	**–130 bps**	93.9%	+90 bps	93.0%	–30 bps
Unconsolidated	**91.9%**	**–80 bps**	92.7%	–80 bps	93.5%	+80 bps
Total Portfolio	**92.4%**	**–110 bps**	93.5%	+30 bps	93.2%	+10 bps
Average Base Rent per Square Foot						
Consolidated	**$ 38.21**	**5.4%**	$ 36.24	4.2%	$34.79	2.2%
Unconsolidated	**$ 42.03**	**8.5%**	$ 38.73	6.2%	$36.47	3.3%
Total Portfolio	**$ 39.49**	**6.5%**	$ 37.09	4.8%	$35.38	2.6%
Comparable Sales per Square Foot						
Consolidated	**$ 445**	**(5.6%)**	$ 472	2.2%	$ 462	6.2%
Unconsolidated	**$ 523**	**(1.5%)**	$ 530	4.9%	$ 505	5.6%
Total Portfolio	**$ 470**	**(4.3%)**	$ 491	3.2%	$ 476	5.8%
PREMIUM OUTLET CENTERS:						
Occupancy	**98.9%**	**–80 bps**	99.7%	+30 bps	99.4%	–20 bps
Average Base Rent per Square Foot	**$ 27.65**	**7.7%**	$ 25.67	5.9%	$24.23	4.6%
Comparable Sales per Square Foot	**$ 513**	**1.8%**	$ 504	7.0%	$ 471	6.1%
THE MILLS®:						
Occupancy	**94.5%**	**+40 bps**	94.1%	—	—	—
Average Base Rent per Square Foot	**$ 19.51**	**2.4%**	$ 19.06	—	—	—
Comparable Sales per Square Foot	**$ 372**	**0.1%**	$ 372	—	—	—
MILLS REGIONAL MALLS:						
Occupancy	**87.4%**	**–210 bps**	89.5%	—	—	—
Average Base Rent per Square Foot	**$ 36.99**	**3.8%**	$ 35.63	—	—	—
Comparable Sales per Square Foot	**$ 418**	**(5.8%)**	$ 444	—	—	—
COMMUNITY/LIFESTYLE CENTERS:						
Occupancy						
Consolidated	**89.3%**	**–360 bps**	92.9%	+140 bps	91.5%	+200 bps
Unconsolidated	**93.3%**	**–330 bps**	96.6%	+10 bps	96.5%	+40 bps
Total Portfolio	**90.7%**	**–340 bps**	94.1%	+90 bps	93.2%	+160 bps
Average Base Rent per Square Foot						
Consolidated	**$ 13.70**	**7.6%**	$ 12.73	7.0%	$11.90	1.7%
Unconsolidated	**$ 12.41**	**4.7%**	$ 11.85	1.5%	$11.68	8.0%
Total Portfolio	**$ 13.25**	**6.6%**	$ 12.43	5.2%	$11.82	3.6%

(1) Percentages may not recalculate due to rounding.

Occupancy Levels and Average Base Rent Per Square Foot. Occupancy and average base rent are based on mall and freestanding Gross Leasable Area, or GLA, owned by us in the regional malls, and all tenants at The Mills, Premium Outlet Centers, and community/lifestyle centers. Our portfolio has maintained relatively stable occupancy and increased the aggregate average base rents despite the current economic climate.

Comparable Sales Per Square Foot. Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls, and all reporting tenants at The Mills and the Premium Outlet Centers and community/lifestyle centers. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following are selected key operating statistics for certain of our international properties.

	2008	% Change	2007	% Change	2006
European Shopping Centers					
Occupancy	**98.4%**		98.7%		97.1%
Comparable sales per square foot	**€ 411**	**-2.5%**	€ 421	7.7%	€ 391
Average rent per square foot	**€ 30.11**	**1.8%**	€ 29.58	12.5%	€ 26.29
International Premium Outlet Centers (1)					
Occupancy	**99.9%**		100%		100%
Comparable sales per square foot	**¥92,000**	**-1.3%**	¥93,169	4.4%	¥89,238
Average rent per square foot	**¥ 4,685**	**1.3%**	¥ 4,626	-0.4%	¥ 4,646

(1) Does not include one center in Mexico (Premium Outlets Punta Norte), one center in Korea (Yeoju Premium Outlets), and one shopping center in China.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.
- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.
- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of

value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

- A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

RESULTS OF OPERATIONS

In addition to the activity discussed above in "Results Overview", the following acquisitions, property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

- On December 31, 2008, we acquired an additional 5% interest in Gateway Shopping Center.
- On November 13, 2008, we opened Jersey Shore Premium Outlets, a 435,000 square foot outlet center with 120 designer and name-brand outlet stores located in Tinton Falls, New Jersey.
- On November 6, 2008, we opened the second phase of Orlando Premium Outlets, a 114,000 square foot expansion that is 100% leased and adds 40 new merchants, located in Orlando, Florida.
- On September 12, 2008, we acquired an additional 3.2% interest in White Oaks Mall.
- On May 1, 2008, we opened Pier Park, a 900,000 square foot, open-air retail center located in Panama City, Florida.
- On March 27, 2008, we opened Houston Premium Outlets, a 427,000 square foot outlet center located approximately 30 miles west of Houston in Cypress, Texas.
- On January 1, 2008 we acquired an additional 1.8% interest in Oxford Valley Mall and Lincoln Plaza.
- On November 15, 2007, we opened Palms Crossing, a 396,000 square foot community center, located adjacent to the new McAllen Convention Center in McAllen, Texas.
- On November 8, 2007, we opened Philadelphia Premium Outlets, a 425,000 square foot outlet center located 35 miles northwest of Philadelphia in Limerick, Pennsylvania.
- On November 1, 2007, we acquired an additional 6.5% interest in Montgomery Mall.
- On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California, for $283.5 million, including the assumption of its $180.0 million mortgage.
- On July 13, 2007, we acquired an additional 1% interest in Bangor Mall.
- On March 29, 2007, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place) in the Mills acquisition and now consolidate those properties.
- On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine for a purchase price of $45.2 million.
- On March 9, 2007, we opened The Domain, in Austin, Texas, which combines 700,000 square feet of luxury fashion and restaurant space, 75,000 square feet of Class A office space and 390 apartments.
- On March 1, 2007, we acquired the remaining 40% interest in University Park Mall and University Center. We had previously consolidated these properties, but now have no provision for minority interest in our consolidated income from continuing operations since March 1, 2007.
- On December 1, 2006, we opened Shops at Arbor Walk, a 230,841 square foot community center located in Austin, Texas.

- On November 2, 2006, we opened Rio Grande Valley Premium Outlets, a 404,000 square foot upscale outlet center in Mercedes, Texas, 20 miles east of McAllen, Texas, and 10 miles from the Mexico border.
- On November 2, 2006, we received capital transaction proceeds of $102.2 million related to the beneficial interests in a mall that the Simon family contributed to us in 2006. This transaction terminated our beneficial interests and resulted in the recognition of an $86.5 million gain.
- On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia from our partner for $252.6 million which includes the assumption of our $96.0 million share of debt, and as a result consolidated the property.
- On August 4, 2006, we opened Round Rock Premium Outlets, a 432,000 square foot Premium Outlet Center located 20 minutes North of Austin, Texas in Round Rock, Texas.

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

- On December 30, 2008, Cincinnati Mills, one of the properties we acquired in the Mills acquisition, was sold. We held a 50% interest the shopping center.
- On October 16, 2008, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlet Centers in which we have a 40% ownership interest, opened Sendai-Izumi Premium Outlets. The 172,000 square foot first phase of the project opened fully leased to 80 tenants, and is located in Izumi Park Town serving the Sendai market of northern Honshu Island.
- On August 25, 2008, Gallerie Commerciali Italia, or GCI, one of our two European joint ventures, opened Monza, a 211,600 square foot shopping center in Monza, Italy.
- On June 5, 2008, Great Mall Investments, Ltd., or GMI, the joint venture which operates the hypermarket centers located in China in which we have a 32.5% ownership interest, opened Changshu IN CITY Plaza, a 487,000 square foot retail center located in Changshu, China. The center is anchored by Wal-Mart and has approximately 140 other retail shops.
- On May 2, 2008, we and our partner opened Hamilton Town Center, a 950,000 square foot open-air retail center in Noblesville, Indiana. We hold a 50% interest in this center.
- On December 6, 2007, GCI opened Nola, a 876,000 square foot shopping center in Naples, Italy.
- On October 17, 2007, we acquired an 18.75% interest in Denver West Village in Lakewood, Colorado through our 50% ownership in SPG-FCM.
- On September 27, 2007, GCI opened Cinisello, located in Milan, Italy.
- On July 5, 2007, Simon Ivanhoe S.à.r.l, or Simon Ivanhoe, our other European joint venture, sold its interest in five assets located in Poland, for which we recorded our share of the gain of $90.6 million.
- On July 5, 2007, Chelsea Japan opened the 195,000 square foot first phase of Kobe-Sanda Premium Outlets, located just north of downtown Kobe, Japan.
- On June 1, 2007, Chelsea Japan opened Yeoju Premium Outlets, a 250,000 square foot center in Korea.
- On February 16, 2007, SPG-FCM Ventures, LLC, or SPG-FCM, an entity in which a subsidiary of the Operating Partnership holds a 50% interest, entered into a definitive agreement to acquire The Mills Corporation, or Mills. The Mills acquisition added 36 properties and over 42 million square feet of gross leasable area to our portfolio. The properties are generally located in major metropolitan areas and consist of a combination of traditional anchor tenants, local and national retailers, and a number of larger "big box" tenants. We made an equity investment of $650.0 million and provided loans to SPG-FCM and Mills in various amounts throughout 2007 to acquire Mills' remaining common and preferred equity, and to pay various costs of the transaction. We serve as manager of the properties acquired in this transaction, which is more fully discussed in the "Liquidity and Capital Resources" section.
- On November 10, 2006 we and our partner opened Coconut Point, in Bonita Springs, Florida, a 1.2 million square foot, open-air shopping center complex with village, lakefront and community center areas.
- On October 26, 2006, Simon Ivanhoe opened the 200,000 square foot expansion of a shopping center in Wasquehal, France.
- On October 14, 2006 Chelsea Japan opened a 53,000 square foot expansion of Toki Premium Outlets.
- On September 28, 2006, Simon Ivanhoe opened Gliwice Shopping Center, a 380,000 square foot shopping center in Gliwice, Poland.
- On May 31, 2006, GCI opened Giugliano, an 800,000 square foot center anchored by a hypermarket, in Italy.

For the purposes of the following comparisons between the years ended December 31, 2008 and 2007 and the years ended December 31, 2007 and 2006, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

In 2008 we had no consolidated property dispositions. During 2007, we disposed of five consolidated properties that had an aggregate book value of $91.6 million for aggregate sales proceeds of $56.4 million, resulting in a net loss on sale of $35.2 million, or $28.0 million net of limited partners' interest. The loss on sale of these assets has been reported as discontinued operations in the consolidated statements of operations. The operating results of the properties that we sold or disposed during 2007 were not significant to our consolidated results of operations. The following is a list of consolidated property dispositions and the date of disposition for which we have reported the operations or results of sale with discontinued operations:

Property	Date of Disposition
Lafayette Square	December 27, 2007
University Mall	September 28, 2007
Boardman Plaza	September 28, 2007
Griffith Park Plaza	September 20, 2007
Alton Square	August 2, 2007

We sold the following properties in 2006. Due to the limited significance of these properties' operations and result of disposition on our consolidated financial statements, we did not report these properties as discontinued operations.

Property	Date of Disposition
Northland Plaza	December 22, 2006
Trolley Square	August 3, 2006
Wabash Village	July 27, 2006

Year Ended December 31, 2008 vs. Year Ended December 31, 2007

Minimum rents increased $137.2 million in 2008, of which the property transactions accounted for $64.6 million of the increase. Comparable rents increased $72.6 million, or 3.6%. This was primarily due to an increase in minimum rents of $82.1 million and an $8.5 million increase in straight-line rents, offset by a $16.4 million decrease in comparable property activity, primarily attributable to lower amounts of fair market value of in-place lease amortization.

Overage rents decreased $9.8 million or 8.9%, as a result of a reduction in tenant sales for the period as compared to the prior year.

Tenant reimbursements increased $42.8 million, due to a $26.9 million increase attributable to the property transactions and a $15.9 million, or 1.6%, increase in the comparable properties due to our ongoing initiative to convert leases to a fixed reimbursement methodology for common area maintenance costs.

Management fees and other revenues increased $18.7 million principally as a result of the full year of additional management fees derived from managing the properties acquired in the Mills acquisition, and additional leasing and development fees as a result of incremental joint venture property activity.

Total other income decreased $56.6 million, and was principally the result of the following:

- a $26.7 million decrease in interest income primarily due to the repayment of loans made to SPG-FCM and Mills, and lower interest rates attributable to this loan facility, combined with decreased interest earnings on investments due to lower excess cash balances and interest rates earned in 2008 as compared to 2007,
- an $18.7 million decrease in lease settlement income as a result of significant lease settlements received from two department stores in 2007, and
- a $14.3 million decrease in loan financing fees related to Mills-related loan activity during 2007 which did not recur in 2008.

These decreases were offset by a $3.1 million increase in net other activity.

Depreciation and amortization expense increased $63.8 million in 2008 primarily due to our acquisition, expansion and renovation activity and the accelerated depreciation of tenant improvements for tenant leases terminated during the period and for properties scheduled for redevelopment.

Real estate taxes increased $21.3 million from the prior period, $9.0 million of which is related to the property transactions, and $12.3 million from our comparable properties due to the effect of increases resulting from reassessments, higher tax rates, and the effect of expansion and renovation activities.

Repairs and maintenance decreased $12.3 million due to our cost savings efforts.

Provision for credit losses increased $14.5 million primarily due to an increase in tenant bankruptcies and tenant delinquencies. This was reflected in total square footage lost to tenant bankruptcies of 1,104,000 during 2008 as compared to only 69,000 square feet in 2007. We anticipate a challenging environment for our tenants continuing into 2009.

Home and regional office expense increased $8.3 million primarily due to increased personnel costs, primarily the result of the Mills acquisition, and the increased expense from certain incentive compensation plans.

Other expenses increased $5.8 million due to increased consulting and professional fees, including legal fees and related costs.

Interest expense increased $1.3 million despite an $823.9 million increase in consolidated borrowings to fund our development and redevelopment activities, and the full year impact of our borrowings to fund the Mills-related loans, due to a 55 basis point decline in our weighted average borrowing rates. This decrease in weighted average borrowing rates was driven primarily by a decline in the applicable LIBOR rate for a majority of our consolidated floating rate debt instruments, including the Credit Facility.

We recognized a loss on extinguishment of debt of $20.3 million in the second quarter of 2008 related to the redemption of $200 million in remarketable debt securities. We extinguished the debt because the remarketing reset base rate was above the rate for 30-year U.S. Treasury securities at the date of redemption.

Income tax expense of taxable REIT subsidiaries increased $14.9 million due primarily to a $19.5 million tax benefit recognized in 2007 related to the impairment charge resulting from of the write-off of our investment in a land joint venture in Phoenix, Arizona.

Income from unconsolidated entities decreased $5.9 million, due primarily to the impact of the Mills acquisition (net of eliminations). On a net basis, our share of loss from SPG-FCM increased $4.7 million from the prior period due to a full year of SPG-FCM activity in 2008 as compared to only nine months of activity in 2007. The loss was driven by depreciation and amortization expense on asset basis step-ups in purchase accounting.

In 2008, we recognized an impairment of $21.2 million primarily representing the write-down of a mall property to its estimated net realizable value and the write-off of predevelopment costs for various development opportunities that we no longer plan to pursue. In 2007, we recognized an impairment of $55.1 million related to a land joint venture in Phoenix, Arizona.

The gain on sale of assets and interests in unconsolidated entities of $92.0 million in 2007 was primarily the result of Simon Ivanhoe selling its interest in certain assets located in Poland.

Preferred distributions of the Operating Partnership decreased $4.0 million as a result of the conversion or exchange of 1.5 million Series I preferred units to common units or Series I preferred shares.

In 2007, the loss on sale of discontinued operations of $28.0 million, net of the limited partners' interest, represents the net loss upon disposition of five non-core properties consisting of three regional malls and two community/lifestyle centers.

Preferred dividends decreased $14.0 million as a result of the conversion of 6.4 million Series I preferred shares into common shares and the redemption of the Series G preferred stock in the fourth quarter of 2007.

Year Ended December 31, 2007 vs. Year Ended December 31, 2006

Minimum rents increased $133.9 million in 2007, of which the property transactions accounted for $87.0 million of the increase. Total amortization of the fair market value of in-place leases served to decrease minimum rents by $8.8 million due to certain in-place lease adjustments becoming fully amortized. Comparable rents increased $46.8 million, or 2.3%. This was primarily due to the leasing of space at higher rents that resulted in an increase in minimum rents of $54.6 million offset by a $9.2 million decrease in comparable property straight-line rents and fair market value of in-place lease amortization. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $1.4 million.

Overage rents increased $14.2 million or 14.9%, reflecting increases in tenant sales.

Tenant reimbursements increased $76.6 million, of which the property transactions accounted for $40.2 million. The remainder of the increase of $36.4 million, or 3.8%, was in comparable properties and was due to inflationary increases in property operating costs and our ongoing initiative of converting our leases to a fixed reimbursement methodology for common area maintenance costs.

Management fees and other income increased $31.5 million principally as a result of additional management fees derived from the additional properties being managed from the Mills acquisition and additional leasing and development fees as a result of incremental property activity.

Total other income increased $62.5 million, and was principally the result of the following:

- a $46.4 million increase in interest income, of which $39.1 million is as a result of Mills-related loans, combined with increased interest rates on the investment of excess cash balances,
- an $18.4 million increase in lease settlement income as a result of settlements received from two department stores in 2007,
- a $17.4 million increase in loan financing fees, net of intercompany eliminations, related to Mills-related loan refinancing activity, offset by
- a $19.7 million decrease in gains on land sale activity.

Property operating expenses increased $13.3 million, or 3.0%, primarily as a result of the property transactions and inflationary increases.

Depreciation and amortization expense increased $49.4 million and is primarily a result of the property transactions.

Real estate taxes increased $13.1 million from the prior period, $10.4 million of which is related to the property transactions, and $2.7 million from our comparable properties due to the effect of increases resulting from reassessments, higher tax rates, and the effect of expansion and renovation activities.

Repairs and maintenance increased $14.2 million due to increased snow removal costs in 2007 over that of 2006, normal inflationary increases, and the effect of the property transactions.

Advertising and promotion increased $5.9 million primarily due to the effect of the property transactions.

Home and Regional office expense increased $7.3 million primarily due to increased personnel costs, primarily the result of the Mills acquisition, and the effect of incentive compensation plans.

General and administrative expenses increased $2.9 million due to increased executive salaries, principally as a result of additional share-based payment amortization from the vesting of restricted stock grants.

Interest expense increased $124.0 million due principally to the following:

- increased borrowings to fund our development and redevelopment activities;
- additional borrowings to fund the Mills-related loans; and
- the full year effect of May, August, and December 2006 senior note offerings.

Also impacting interest expense was the consolidation of Town Center at Cobb, Gwinnett Place, and Mall of Georgia as a result of our acquisition of additional ownership interests, and the assumption of debt related to the acquisition of Las Americas Premium Outlets.

Income tax expense of taxable REIT subsidiaries decreased $22.7 million due primarily to a $19.5 million tax benefit recognized related to the impairment charge related to our write-off of our entire investment in Surprise Grand Vista JV I, LLC, which is developing land located in Phoenix, Arizona, along with a reduction in the taxable income for the management company as a result of structural changes made to our wholly-owned captive insurance entities.

Income from unconsolidated entities decreased $72.7 million, due in part to the impact of the Mills transaction (net of eliminations). On a net income basis, our share of income from SPG-FCM approximates a net loss of $58.7 million for the year due to additional depreciation and amortization expenses on asset basis step-ups in purchase accounting approximating $102.2 million for the second through fourth quarters of 2007. Also contributing to the decrease is the prior year recognition of $15.6 million in income related to a beneficial interest that we held in 2006 in a regional mall entity. This beneficial interest was terminated in November 2006.

In 2007, we recognized an impairment of $55.1 million related to our Surprise Grand Vista venture in Phoenix, Arizona. As described above, the charge to earnings resulted in a $19.5 million tax benefit, resulting in a net charge to earnings, before consideration of the limited partners' interest, of $35.6 million.

We recorded a $92.0 million net gain on the sales of assets and interests in unconsolidated entities in 2007 primarily as a result of the sale of five assets in Poland by Simon Ivanhoe. In 2006, we recorded a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of a 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

Preferred distributions of the Operating Partnership decreased $5.4 million due to the effect of the conversion of preferred units to common units or shares.

In 2007, the loss on sale of discontinued operations of $28.0 million, net of the limited partners' interest, represents the net loss upon disposition of five non-core properties consisting of three regional malls and two community/lifestyle centers.

Preferred dividends decreased $22.6 million as a result of the redemption of the Series G preferred stock in the fourth quarter of 2007 and the Series F preferred stock in the fourth quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 15% of our total consolidated debt. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.9 billion during 2008. In addition, the Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time. Also, we recently declared a dividend for the first quarter of 2009 that will be paid in cash and shares of common stock, with the cash component limited to 10% on an aggregate basis. Paying 90% of the 2009 dividend in shares of common stock allows us to satisfy our REIT taxable income distribution requirement while enhancing financial flexibility and balance sheet strength.

Our balance of cash and cash equivalents increased $271.6 million during 2008 to $773.5 million as of December 31, 2008. December 31, 2008 and 2007 balances include $29.8 million and $41.3 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2008, we had available borrowing capacity of approximately $2.4 billion under the Credit Facility, net of outstanding borrowings of $1.0 billion and letters of credit of $15.7 million. During 2008, the maximum amount outstanding under the Credit Facility was $2.6 billion and the weighted average amount outstanding was $1.4 billion. The weighted average interest rate was 3.49% for the year ended December 31, 2008. The Credit Facility is scheduled to mature on January 11, 2010, which we can extend for another year at our option.

We and the Operating Partnership have historically had access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

Our business model requires us to regularly access the debt and equity capital markets to raise funds for some of our acquisition activity, development and redevelopment capital, as well as to refinance many of our existing debt maturities. We are currently seeing significant turmoil in the capital markets. This has impacted access to debt and equity capital for many organizations, including ours. As demonstrated by recent financing activities (both secured and unsecured), we were able to successfully access capital in the third and fourth quarters of 2008; however, there is no assurance we will be able to do so on similar terms or conditions in future periods. We believe we have sufficient cash on hand and availability under the Credit Facility to address our debt maturities and capital needs through 2009.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds managed by Farallon Capital Management, L.L.C., or Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 36 properties that remain at December 31, 2008 was completed in April 2007. As of December 31, 2008, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during 2007. As of December 31, 2008, the outstanding balance of our loan to SPG-FCM was $520.7 million, and the average outstanding balance during the twelve month period ended December 31, 2008 of all loans made to SPG-FCM and Mills was approximately $534.1 million. During 2008 and 2007, we recorded approximately $15.3 million and $39.1 million in interest income (net of inter-entity eliminations) related to these loans, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2008 and 2007 of approximately $3.1 million and $17.4 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

The Mills acquisition involved the purchase of all Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, of which SPG-FCM's share approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its purchase price allocations for the Mills acquisition using valuations developed with the assistance of a third-party professional appraisal firm.

In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

In addition to the loans provided to SPG-FCM, we also provide management services to substantially all of the properties in which SPG-FCM holds an interest.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.9 billion during 2008. In addition, we received net proceeds from our debt financing and repayment activities in 2008 of $764.8 million. These activities are further discussed below in "Financing and Debt". We also:

- repurchased preferred stock and limited partner units amounting to $17.9 million,
- paid stockholder dividends and unitholder distributions totaling $1.0 billion,
- paid preferred stock dividends and preferred unit distributions totaling $58.7 million,
- funded consolidated capital expenditures of $874.3 million. These capital expenditures include development costs of $327.7 million, renovation and expansion costs of $431.9 million, and tenant costs and other operational capital expenditures of $114.7 million and
- funded investments in unconsolidated entities of $137.5 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on our Credit Facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

We expect to generate positive cash flow from operations in 2009, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from retail tenants, many of whom are experiencing considerable financial distress. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from the Credit Facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

Financing and Debt

Unsecured Debt

Our unsecured debt currently consists of $10.7 billion of senior unsecured notes of the Operating Partnership and the Credit Facility. The Credit Facility bears interest at LIBOR plus 37.5 basis points and an additional facility fee of 12.5 basis points. The Credit Facility matures January 11, 2010 and may be extended one year at our option.

On May 19, 2008, we issued two tranches of senior unsecured notes totaling $1.5 billion at a weighted average fixed interest rate of 5.74% consisting of a $700.0 million tranche with a fixed interest rate of 5.30% due May 30, 2013 and a second $800.0 million tranche with a fixed interest rate of 6.125% due May 30, 2018. We used proceeds from the offering to reduce borrowings on the Credit Facility and for general working capital purposes.

On June 16, 2008, the Operating Partnership completed the redemption of the $200.0 million outstanding principal amount of its 7% Mandatory Par Put Remarketed Securities, or MOPPRS. The redemption was accounted for as an extinguishment and resulted in a charge in the second quarter of 2008 of approximately $20.3 million.

On August 28, 2008, the Operating Partnership repaid a $150.0 million unsecured note, which had a fixed rate of 5.38%.

During the year ended December 31, 2008, we drew amounts from the Credit Facility to fund the redemption of the remarketable debt securities and the repayment of the $150.0 million unsecured note. Other amounts drawn on the Credit Facility during the period were primarily for general working capital purposes. We repaid a total of $2.7 billion on the Credit Facility during the year ended December 31, 2008. The total outstanding balance of the Credit Facility as of December 31, 2008 was $1.0 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2008, the weighted average outstanding balance was approximately $1.4 billion. The amount outstanding as of December 31, 2008 includes $446.3 million in Euro and Yen-denominated borrowings. In addition, subsequent to December 31, 2008, we repaid $600 million in unsecured notes, consisting of two $300 million tranches that bore rates of 3.75% and 7.13%, respectively, using proceeds from the Credit Facility.

Secured Debt

Total secured indebtedness was $6.3 billion and $5.3 billion at December 31, 2008 and 2007, respectively. During the twelve-month period ended December 31, 2008, we repaid $274.0 million in mortgage loans, unencumbering five properties.

On January 15, 2008, we entered into a swap transaction that effectively converted $300.0 million of variable rate debt to fixed rate debt at a rate of 3.21%.

On March 6, 2008, we borrowed $705 million on a term loan that matures March 5, 2012 and bears a rate of LIBOR plus 70 basis points. On May 27, 2008, the loan was increased to $735 million. This loan is secured by the cash flow distributed from six properties and has additional availability of $115 million through the maturity date.

On July 30, 2008, we borrowed $190.0 million on a loan secured by Philadelphia Premium Outlets, which matures on July 30, 2014 and bears interest at a variable rate of LIBOR plus 185 basis points. On January 2, 2009, we executed a swap agreement that fixes the interest rate on this loan at 4.19%.

On September 23, 2008, we borrowed $170.0 million on a term loan that matures September 23, 2013 and bears interest at a rate of LIBOR plus 195 basis points. On November 4, 2008, the loan was increased to $220 million and on December 17, 2008, the loan was increased to its maximum availability of $260 million. This is a cross-collateralized loan that is secured by The Domain, Shops at Arbor Walk, and Palms Crossing. On January 2, 2009, we executed a swap agreement that fixes the interest rate on $200.0 million of this loan at 4.35%.

Summary of Financing

Our consolidated debt, adjusted to reflect one fair value derivative outstanding at December 31, 2007 and the effect of fixing variable rate debt with interest rate swaps, and the effective weighted average interest rates for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2008	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2007	Effective Weighted Average Interest Rate
Fixed Rate	**$15,424,318**	**5.76%**	$14,056,008	5.88%
Variable Rate	**2,618,214**	**1.31%**	3,162,666	4.73%
	$18,042,532	**5.12%**	$17,218,674	5.67%

As of December 31, 2008, we had interest rate cap protection agreements on $281.8 million of consolidated variable rate debt. We also hold $505.0 million of notional amount variable rate swap agreements that have a weighted average fixed pay rate of 3.29% and a weighted average variable receive rate of 2.75%. As of December 31, 2008, the net effect of these agreements effectively converted $505.0 million of variable rate debt to fixed rate debt.

Contractual Obligations and Off-balance Sheet Arrangements: The following table summarizes the material aspects of our future obligations as of December 31, 2008 (dollars in thousands):

	2009	2010 to 2011	2012 to 2014	After 2014	Total
Long Term Debt					
Consolidated (1)	$ 1,475,510	$ 5,352,250	$ 6,333,770	$4,863,803	$18,025,333
Pro Rata Share Of Long Term Debt:					
Consolidated (2)	$ 1,464,866	$ 5,304,346	$ 6,164,777	$4,815,638	$17,749,627
Joint Ventures (2)	437,040	1,391,663	2,568,964	2,223,629	6,621,296
Total Pro Rata Share Of Long Term Debt	1,901,906	6,696,009	8,733,741	7,039,267	24,370,923
Consolidated Capital Expenditure Commitments (3)	133,512	48,987	—	—	182,499
Joint Venture Capital Expenditure Commitments (3)	8,536	609	—	—	9,145
Consolidated Ground Lease Commitments (4)	16,530	32,626	49,821	653,052	752,029
Total	$ 2,060,484	$ 6,778,231	$ 8,783,562	$7,692,319	$25,314,596

(1) Represents principal maturities only and therefore, excludes net premiums and discounts of $17,199 and all required interest payments. We incurred interest expense during 2008 of $947.1 million, net of capitalized interest of $27.8 million.

(2) Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3) Represents our pro rata share of capital expenditure commitments.

(4) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. In addition, the amount includes our share of committed costs for joint venture developments.

Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture property, and is non-recourse to us. As of December 31, 2008, the Operating Partnership had loan guarantees and other guarantee obligations to support $71.9 million and $6.6 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness presented in the table above.

Preferred Stock Activity

During 2008, we issued a total of 22,400 shares of Series I 6% Preferred Stock for an equal number of Series I preferred units and we issued 5,151,776 shares of common stock to holders of Series I preferred stock who exercised their conversion rights.

Acquisitions and Dispositions

Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time. If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions. The acquisition of high quality individual properties or portfolios of properties remains an integral component of our growth strategy. Effective January 1, 2008 we acquired an additional 1.8% interest in Oxford Valley Mall and Lincoln Plaza (which gives us a combined ownership interest in each of 64.99%). On September 12, 2008 we acquired an additional 3.2% interest in White Oaks Mall (which gives us an ownership interest of 80.68%). On December 31, 2008 we acquired an additional 5% interest in Gateway Shopping Center for $2.6 million (which gives us 100% interest in the asset).

Dispositions. We continue to pursue the sale of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. On December 30, 2008, the joint venture partnership in which we own a 50% interest sold Cincinnati Mills for $8.3 million. No material gain or loss was recorded on this disposition. There were no other dispositions of properties during the year ended December 31, 2008.

Development Activity

New Domestic Developments. Given the significant downturn in the economy, we have substantially reduced our development spending. We expect to complete construction on Cincinnati Premium Outlets, a 400,000 square foot upscale manufacturers' outlet center located in Monroe, OH, during the third quarter of 2009. The estimated total cost of this project is $92 million, and the carrying amount of the construction in progress as of December 31, 2008 was $43 million. We expect to fund this project with available cash flow from operations and borrowings from the Credit Facility.

Strategic Domestic Expansions and Renovations. In addition to new development, we also incur costs to renovate and/or expand selected properties. Current projects include a 600,000 square foot Phase II expansion at The Domain, a 220,000 square foot expansion of Camarillo Premium Outlets – The Promenade at, and the addition of Nordstrom and small shops at South Shore Plaza. We expect to fund these capital projects with available cash flow from operations and borrowings from the Credit Facility. We expect to invest a total of approximately $300 million (our share) on expansion and renovation activities in 2009.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2008	2007	2006
New Developments	**$ 327**	$ 432	$ 317
Renovations and Expansions	**432**	349	307
Tenant Allowances	**72**	106	52
Operational Capital Expenditures	**43**	130	92
Total	**$ 874**	$1,017	$ 768

International Development Activity. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet Centers in Japan and Mexico where we use Yen and Peso denominated financing, respectively. We expect our share of international development costs for 2009 will be approximately $140 million. We expect international development and redevelopment/expansion activity for 2009 to include:

- continuing construction by Gallerie Commerciali Italia, or GCI, on two shopping centers: one in Naples, and one in Sicily with a total gross leasable area, or GLA, of 942,000 square feet.
- completing and opening of Ami Premium Outlets Phase 1, a 227,000 square foot Premium Outlet Center located in Japan. We hold a 40% ownership interest in this property.
- completing and opening three additional Wal-Mart anchored shopping centers, all located in China. We hold a 32.5% ownership interest in these centers.

Currently, our net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. In addition, since cash flows from international operations are currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings in the near term.

The carrying amount of our total combined investment in Simon Ivanhoe and GCI, as of December 31, 2008, including all related components of other comprehensive income, was $224.2 million. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently two European developments are under construction which will add approximately 942,000 square feet of GLA for a total net cost of approximately €221 million, of which our share is approximately €53 million, or $74.8 million based on current Euro: USD exchange rates.

On October 20, 2005, Ivanhoe Cambridge, Inc., or Ivanhoe, an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities" in the 2006 consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2007 and 2008.

As of December 31, 2008, the carrying amount of our 40% joint venture investment in the seven Japanese Premium Outlet Centers including all related components of other comprehensive income was $312.6 million. Currently, Ami Premium Outlets, a 227,000 square foot Premium Outlet Center, is under construction in Ami, Japan. The project's total projected net cost is JPY 15.5 billion, of which our share is approximately JPY 6.2 billion, or $68.5 million based on applicable Yen: USD exchange rates.

As of December 31, 2008, the carrying amount of our 32.5% joint venture investment in GMI including all related components of other comprehensive income was $53.9 million. Currently, one center is open in Changshu, China and three additional centers are under development. The three centers under development will add approximately 1.5 million square feet of GLA for a total net cost of approximately CNY 1.6 billion, of which our share is approximately CNY 523 million, or $76.8 million based on applicable CNY: USD exchange rates.

During 2008, we acquired shares of stock of Liberty International, PLC, or Liberty. Liberty operates regional shopping centers and is the owner of other prime retail assets throughout the U.K. Liberty is a U.K. FTSE 100 listed company, with shareholders' funds of £4.7 billion and property investments of £8.6 billion, of which its U.K. regional shopping centers comprise 75%. Assets of the group under control or joint control amount to £11.0 billion. Liberty converted into a U.K. Real Estate Investment Trust (REIT) on January 1, 2007. Our interest in Liberty is less than 5% of their shares and is adjusted to their quoted market price, including a related foreign exchange component.

Distributions and Stock Repurchase Program

On January 30, 2009, our Board of Directors approved a quarterly common stock dividend of $0.90 per share, to be paid in a combination of cash and shares of our common stock. While our stockholders will have the right to elect to receive their dividend in either cash or common stock, we have announced that the aggregate cash component of the dividend will not exceed 10% of the total dividend, or $0.09 per share. If the number of stockholders electing to receive cash would result in our payment of cash in excess of this 10% limitation, we will allocate the cash payment on a pro rata basis among those stockholders making the cash election. We have reserved the right to elect to pay this dividend all in cash. Our Board of Directors reviews and approves dividends on a quarterly basis, and no determination has been made about whether our remaining 2009 dividends will be paid in a similar combination of cash and common stock. Paying all or a portion of the 2009 dividend in a combination of cash and shares of our common stock allows us to satisfy our REIT taxable income distribution requirement under existing IRS revenue procedures, while enhancing our financial flexibility and balance sheet strength.

Dividends during 2008 aggregated $3.60 per share and dividends during 2007 aggregated $3.36 per share all paid in cash. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future dividends and distributions of Simon Property and the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Our Board of Directors has authorized the repurchase of up to $1.0 billion of common stock through July 2009. We may repurchase the shares in the open market or in privately negotiated transactions. During 2008, no purchases were made as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2008.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: the impact of a prolonged recession, our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of previously depreciated operating properties,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale of previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to us. This schedule also reconciles FFO to consolidated net income, which we believe is the most directly comparable GAAP financial measure for the periods presented.

(in thousands)	For the Year Ended December 31, 2008	2007	2006
Funds from Operations	**$1,852,331**	$1,691,887	$1,537,223
Increase in FFO from prior period	**9.5%**	10.1%	8.9%
Net Income	**$ 463,636**	$ 491,239	$ 563,840
Adjustments to Net Income to Arrive at FFO:			
Limited partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership	**124,813**	142,398	155,640
Limited partners' interest in discontinued operations	**(5)**	(24)	87
Depreciation and amortization from consolidated properties, beneficial interests and discontinued operations	**954,494**	892,488	854,394
Simon's share of depreciation and amortization from unconsolidated entities	**376,670**	315,159	209,428
Gain on sales of assets and interests in unconsolidated entities and discontinued operations, net of limited partners' interest	**—**	(64,072)	(132,853)
Minority interest portion of depreciation and amortization	**(8,559)**	(8,646)	(8,639)
Preferred distributions and dividends	**(58,718)**	(76,655)	(104,674)
Funds from Operations	**$1,852,331**	$1,691,887	$1,537,223
FFO Allocable to Simon Property	**$1,477,446**	$1,342,496	$1,215,319
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 1.87**	$ 1.95	$ 2.19
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	**4.69**	4.27	3.78
Gain on sales of assets and interests in unconsolidated entities and discontinued operations, net of limited partners' interest	**—**	(0.20)	(0.47)
Impact of additional dilutive securities for FFO per share	**(0.14)**	(0.12)	(0.11)
Diluted FFO per share	**$ 6.42**	$ 5.90	$ 5.39
Basic weighted average shares outstanding	**225,333**	222,998	221,024
Adjustments for dilution calculation:			
Effect of stock options	**551**	778	903
Impact of Series C cumulative preferred 7% convertible units	**75**	122	912
Impact of Series I preferred stock	**10,773**	11,065	10,816
Impact of Series I preferred units	**1,531**	2,485	3,230
Diluted weighted average shares outstanding	**238,263**	237,448	236,885
Weighted average limited partnership units outstanding	**57,175**	58,036	58,543
Diluted weighted average shares and units outstanding	**295,438**	295,484	295,428

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Simon Property Group, Inc and Subsidiaries, and our report dated February 25, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2009

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2008	December 31, 2007
ASSETS:		
Investment properties, at cost	**$25,205,715**	$24,415,025
Less – accumulated depreciation	**6,184,285**	5,312,095
	19,021,430	19,102,930
Cash and cash equivalents	**773,544**	501,982
Tenant receivables and accrued revenue, net	**414,856**	447,224
Investment in unconsolidated entities, at equity	**1,663,886**	1,886,891
Deferred costs and other assets	**1,202,256**	1,118,635
Note receivable from related party	**520,700**	548,000
Total assets	**$23,596,672**	$23,605,662
LIABILITIES:		
Mortgages and other indebtedness	**$18,042,532**	$17,218,674
Accounts payable, accrued expenses, intangibles, and deferred revenues	**1,086,248**	1,251,044
Cash distributions and losses in partnerships and joint ventures, at equity	**380,730**	352,798
Other liabilities, minority interest and accrued dividends	**179,970**	180,644
Total liabilities	**19,689,480**	19,003,160
COMMITMENTS AND CONTINGENCIES		
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	**637,140**	731,406
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	**229,869**	307,713
STOCKHOLDERS' EQUITY:		
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):		
All series of preferred stock, 100,000,000 shares authorized, 8,387,212 and 14,801,884 issued and outstanding, respectively, and with liquidation values of $419,361 and $740,094, respectively	**425,545**	746,608
Common stock, $.0001 par value, 400,000,000 shares authorized, 235,691,040 and 227,719,614 issued and outstanding, respectively	**24**	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	**—**	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding at 2007	**—**	—
Capital in excess of par value	**5,410,147**	5,067,718
Accumulated deficit	**(2,444,257)**	(2,055,447)
Accumulated other comprehensive income (loss)	**(165,066)**	18,087
Common stock held in treasury at cost, 4,379,396 and 4,697,332 shares, respectively	**(186,210)**	(213,606)
Total stockholders' equity	**3,040,183**	3,563,383
Total liabilities and stockholders' equity	**$23,596,672**	$23,605,662

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2008	2007	2006
REVENUE:			
Minimum rent	**$2,291,919**	$2,154,713	$2,020,856
Overage rent	**100,222**	110,003	95,767
Tenant reimbursements	**1,065,957**	1,023,164	946,554
Management fees and other revenues	**132,471**	113,740	82,288
Other income	**192,586**	249,179	186,689
Total revenue	**3,783,155**	3,650,799	3,332,154
EXPENSES:			
Property operating	**455,874**	454,510	441,203
Depreciation and amortization	**969,477**	905,636	856,202
Real estate taxes	**334,657**	313,311	300,174
Repairs and maintenance	**107,879**	120,224	105,983
Advertising and promotion	**96,783**	94,340	88,480
Provision for credit losses	**24,035**	9,562	9,500
Home and regional office costs	**144,865**	136,610	129,334
General and administrative	**20,987**	19,587	16,652
Other	**67,721**	61,954	64,397
Total operating expenses	**2,222,278**	2,115,734	2,011,925
OPERATING INCOME	**1,560,877**	1,535,065	1,320,229
Interest expense	**(947,140)**	(945,852)	(821,858)
Loss on extinguishment of debt	**(20,330)**	—	—
Minority interest in income of consolidated entities	**(12,431)**	(13,936)	(11,524)
Income tax (expense) benefit of taxable REIT subsidiaries	**(3,581)**	11,322	(11,370)
Income from unconsolidated entities	**32,246**	38,120	110,819
Impairment charge	**(21,172)**	(55,061)	—
Gain on sale of assets and interests in unconsolidated entities	**—**	92,044	132,787
Limited partners' interest in the Operating Partnership	**(107,214)**	(120,818)	(128,661)
Preferred distributions of the Operating Partnership	**(17,599)**	(21,580)	(26,979)
Income from continuing operations	**463,656**	519,304	563,443
Discontinued operations, net of limited partners' interest	**(20)**	(93)	331
Loss on sale of discontinued operations, net of limited partners' interest	**—**	(27,972)	66
NET INCOME	**463,636**	491,239	563,840
Preferred dividends	**(41,119)**	(55,075)	(77,695)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 422,517**	$ 436,164	$ 486,145
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 1.88**	$ 2.09	$ 2.20
Discontinued operations	**—**	(0.13)	—
Net income	**$ 1.88**	$ 1.96	$ 2.20
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 1.87**	$ 2.08	$ 2.19
Discontinued operations	**—**	(0.13)	—
Net income	**$ 1.87**	$ 1.95	$ 2.19
Net Income	**$ 463,636**	$ 491,239	$ 563,840
Unrealized (loss) gain on interest rate hedge agreements	**(40,593)**	(8,465)	5,211
Net income (loss) on derivative instruments reclassified from accumulated other comprehensive income into interest expense	**(2,556)**	716	1,789
Currency translation adjustments	**(5,527)**	4,991	1,336
Changes in available-for-sale securities and other	**(134,477)**	1,606	1,110
Comprehensive Income	**$ 280,483**	$ 490,087	$ 573,286

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 463,636**	$ 491,239	$ 563,840
Adjustments to reconcile net income to net cash provided by operating activities --			
Depreciation and amortization	**956,827**	875,284	812,718
Gain on sale of assets and interests in unconsolidated entities	**—**	(92,044)	(132,787)
Impairment charge	**21,172**	55,061	—
Loss (gain) on disposal or sale of discontinued operations, net of limited partners' interest	**—**	27,972	(66)
Limited partners' interest in the Operating Partnership	**107,214**	120,818	128,661
Limited partners' interest in the results of operations from discontinued operations	**(5)**	(24)	87
Preferred distributions of the Operating Partnership	**17,599**	21,580	26,979
Straight-line rent	**(33,672)**	(20,907)	(17,020)
Minority interest	**12,431**	13,936	11,524
Minority interest distributions	**(28,251)**	(91,032)	(37,200)
Equity in income of unconsolidated entities	**(32,246)**	(38,120)	(110,819)
Distributions of income from unconsolidated entities	**118,665**	101,998	94,605
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**(14,312)**	(40,976)	(3,799)
Deferred costs and other assets	**(22,698)**	(70,138)	(126,989)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**39,873**	113,753	69,214
Net cash provided by operating activities	**1,606,233**	1,468,400	1,278,948
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**—**	(263,098)	(158,394)
Funding of loans to related parties	**(8,000)**	(2,752,400)	—
Repayments on loans to related parties	**35,300**	2,204,400	—
Capital expenditures, net	**(874,286)**	(1,017,472)	(767,710)
Cash impact from the consolidation and de-consolidation of properties	**—**	6,117	8,762
Net proceeds from sale of partnership interests, other assets and discontinued operations	**—**	56,374	209,039
Investments in unconsolidated entities	**(137,509)**	(687,327)	(157,309)
Purchase of marketable and non-marketable securities	**(345,594)**	(12,655)	(5,581)
Distributions of capital from unconsolidated entities and other	**309,217**	416,485	263,761
Net cash used in investing activities	**(1,020,872)**	(2,049,576)	(607,432)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common and preferred stock and other	**11,106**	156,710	217,237
Purchase of limited partner units	**(16,009)**	(83,993)	(16,150)
Preferred stock and unit redemptions	**(1,845)**	(300,468)	(393,558)
Minority interest contributions	**4,005**	2,903	2,023
Preferred distributions of the Operating Partnership	**(17,599)**	(21,580)	(26,979)
Preferred dividends and distributions to stockholders	**(852,446)**	(804,271)	(749,507)
Distributions to limited partners	**(205,850)**	(194,823)	(177,673)
Mortgage and other indebtedness proceeds, net of transaction costs	**4,456,975**	5,577,083	5,507,735
Mortgage and other indebtedness principal payments	**(3,692,136)**	(4,177,763)	(4,442,332)
Net cash (used in) provided by financing activities	**(313,799)**	153,798	(79,204)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**271,562**	(427,378)	592,312
CASH AND CASH EQUIVALENTS, beginning of year	**501,982**	929,360	337,048
CASH AND CASH EQUIVALENTS, end of year	**$ 773,544**	$ 501,982	$ 929,360

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 2005	**$1,080,022**	**$ 23**
Conversion of limited partner units (86,800 common shares, Note 10)		
Stock options exercised (414,659 common shares)		
Series I preferred unit conversion to Series I preferred stock (230,486 preferred shares)	11,524	
Series I preferred stock conversion to common stock (283,907 preferred shares to 222,933 common shares)	(14,195)	
Series J preferred stock premium amortization	(329)	
Series F preferred stock redemption (8,000,000 shares)	(192,989)	
Series G preferred stock accretion	587	
Series K preferred stock issuance (8,000,000 shares)	200,000	
Series K preferred stock redemption (8,000,000 shares)	(200,000)	
Stock incentive program (415,098 common shares, net)		
Common stock retired (70,000 shares)		
Amortization of stock incentive compensation		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income (loss)		
Net income		
BALANCE AT DECEMBER 31, 2006	**$ 884,620**	**$ 23**
Conversion of limited partner units (1,692,474 common shares, Note 10)		
Stock options exercised (231,025 common shares)		
Series I preferred unit conversion to Series I preferred stock (289,090 preferred shares)	14,455	
Series I preferred stock conversion to common stock (65,907 preferred shares to 51,987 common shares)	(3,296)	
Series J preferred stock premium amortization	(328)	
Treasury stock purchase (572,000 shares)		
Series G preferred stock accretion	1,157	
Series G preferred stock redemption (3,000,000 shares)	(150,000)	
Series L preferred stock issuance (6,000,000 shares)	150,000	
Series L preferred stock redemption (6,000,000 shares)	(150,000)	
Stock incentive program (222,725 common shares, net)		
Common stock retired (23,000 shares)		
Amortization of stock incentive compensation		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income (loss)		
Net income		
BALANCE AT DECEMBER 31, 2007	**$ 746,608**	**$ 23**
Conversion of limited partner units (2,574,608 common shares, Note 10)		1
Conversion of Class C stock (4,000 shares)		
Issuance of common shares upon conversion of Class C shares (4,000 common shares)		
Stock options exercised (282,106 common shares)		
Series I preferred unit conversion to Series I preferred stock (22,400 preferred shares)	1,120	
Series I preferred stock conversion to common stock (6,437,072 preferred shares to 5,151,776 common shares)	(321,854)	
Series J preferred stock premium amortization	(329)	
Stock incentive program (276,872 common shares, net)		
Amortization of stock incentive compensation		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions		
Other comprehensive income (loss)		
Net income		
BALANCE AT DECEMBER 31, 2008	**$ 425,545**	**$ 24**

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Stockholders' Equity
$ 9,793	$4,998,723	$(1,551,179)	$(230,086)	$4,307,296
	1,247			1,247
	14,906			14,906
				11,524
	14,195			—
				(329)
				(192,989)
				587
				200,000
				(200,000)
	(36,487)		36,487	—
	(2,354)	(4,051)		(6,405)
	23,369			23,369
	608			608
	(3,951)			(3,951)
		(749,507)		(749,507)
9,446				9,446
		563,840		563,840
$ 19,239	$5,010,256	$(1,740,897)	$(193,599)	$3,979,642
	22,781			22,781
	7,604			7,604
				14,455
	3,296			—
				(328)
			(49,269)	(49,269)
				1,157
				(150,000)
				150,000
				(150,000)
	(29,262)		29,262	—
	(773)	(1,518)		(2,291)
	26,779			26,779
	571			571
	26,466			26,466
		(804,271)		(804,271)
(1,152)				(1,152)
		491,239		491,239
$ 18,087	$5,067,718	$(2,055,447)	$(213,606)	$3,563,383
	31,350			31,351
				—
				—
	11,886			11,886
				1,120
	321,854			—
				(329)
	(27,396)		27,396	—
	28,640			28,640
	(450)			(450)
	(23,455)			(23,455)
		(852,446)		(852,446)
(183,153)				(183,153)
		463,636		463,636
$(165,066)	$5,410,147	$(2,444,257)	$(186,210)	$3,040,183

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc. is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We own, develop, and manage retail real estate in five retail real estate platforms: regional malls, Premium Outlet Centers®, The Mills®, community/lifestyle centers, and international properties. As of December 31, 2008, we owned or held an interest in 324 income-producing properties in the United States, which consisted of 164 regional malls, 16 additional regional malls and four additional community centers acquired as a result of the 2007 acquisition of The Mills Corporation, or the Mills acquisition, 70 community/lifestyle centers, 16 The Mills, 40 Premium Outlet Centers, and 14 other shopping centers or outlet centers in 41 states and Puerto Rico. We also own interests in four parcels of land held in the United States for future development. Internationally, we have ownership interests in 52 European shopping centers (France, Italy, and Poland); seven Premium Outlet Centers in Japan; one Premium Outlet Center in Mexico; one Premium Outlet Center in Korea; and one shopping center in China. Also, through joint venture arrangements we have ownership interests in the following properties under development internationally: a 24% interest in two shopping centers in Italy, a 40% interest in a Premium Outlet Center in Japan, and a 32.5% interests in three additional shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including: waste handling and facility services, as well as major capital expenditures such as roofing, parking lots and energy systems,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- Generating interest income on cash deposits and loans made to related entities.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly owned or properties that we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to:

- manage day-to-day operations,
- refinance debt and sell the property without the consent of any other partner or owner, and
- the inability of any other partner or owner to replace us.

We also consolidate all variable interest entities, or VIE, when we are determined to be the primary beneficiary. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements, when determining the party obligated to absorb the majority of the expected losses, as defined in FASB Interpretation No. 46 (revised), Consolidation of Variable Interest Entities (FIN 46(R)). There have been no changes during 2008 in conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2008, we have not provided financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions.

Investments in partnerships and joint ventures represent noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

As of December 31, 2008, we consolidated 203 wholly-owned properties and consolidated 18 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 165 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 93 of the 165 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership, or collectively Mills, in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that Farallon Capital Management, L.L.C., or Farallon, our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Weighted average ownership interest	**79.8%**	79.4%	79.1%

As of December 31, 2008 and 2007, our ownership interest in the Operating Partnership was 80.4% and 79.4%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Preferred distributions of the Operating Partnership in the accompanying statements of operations and cash flows represent distributions on outstanding preferred units of limited partnership interest.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Capitalized interest	**$27,847**	$35,793	$30,115

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" (SFAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of the buildings on an as-if-vacant basis. The value allocated to land and related improvements is determined either by real estate tax assessments, a third party valuation specialist, or other relevant data.
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles.

Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. During 2007, we reported the net loss upon sale on our five consolidated assets sold in "loss on sale of discontinued operations" in the consolidated statements of operations and comprehensive income. The operating results of the assets disposed of in 2007 were not significant to our consolidated results of operations. There were no consolidated assets sold during 2008.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our gift card programs are administered by banks. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2008 and 2007, includes a balance of $29.8 million and $41.3 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable and Non-Marketable Securities

Marketable securities consist primarily of the investments of our captive insurance subsidiaries, our investment in shares of stock of Liberty International PLC, or Liberty, our deferred compensation plan investments, and certain investments held to fund the debt service requirements of debt previously secured by investment properties that have been sold. Non-marketable securities includes an investment that we acquired in 2008.

The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Our investment in Liberty is also accounted for as an available-for-sale security. Liberty operates regional shopping centers and is owner of other retail assets throughout the U.K. Liberty is a U.K. FTSE 100 listed company. Liberty converted into a U.K. Real Estate Investment Trust (REIT) on January 1, 2007. Our interest in Liberty is less than 5% of their shares and is adjusted to their quoted market price, including a related foreign exchange component.Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized and recorded in other income, and includes the effect of changes in foreign exchange rates on foreign currency denominated investments. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in earnings to write down the investments to their net realizable value.

Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability recorded as the amounts are fully payable to the employees that earned the compensation. Changes in the values of these securities are recognized in earnings, but because of the matching liability the impact to net income is zero. As of December 31, 2008 and 2007, we have investments of $53.4 million and $55.9 million, respectively, which must be used to fund the debt service requirements of debt related to investment properties sold. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity. During 2008, we made an investment of $70 million in a non-marketable security that we account for under the cost method. To the extent an other-than-temporary decline in fair value is deemed to have occurred, we would adjust this investment to its fair value.

Fair Value Measurements

We hold marketable securities that total $316.7 million and $260.4 million at December 31, 2008 and 2007, respectively, and are considered to have Level 1 fair value inputs. The underlying aggregate unrealized loss on our marketable securities as of December 31, 2008 was $165.3 million. In addition, we have derivative instruments, primarily interest rate swap agreements, with a gross liability balance of $19.4 million and $6.8 million, at December 31, 2008 and 2007, respectively, which are classified as having Level 2 inputs. As defined by Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157), Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges, and Level 2 fair value inputs include observable information for similar items in active or inactive markets. We appropriately consider counterparty creditworthiness in the valuations.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Accounting for Beneficial Interests in Mall of America

In January 2006, an entity controlled by the Simon family assigned to us its right to receive cash flow, capital distributions, and related profits and losses with respect to a portion of its ownership interest in the Mall of America through Mall of America Associates, or MOAA. This beneficial interest was transferred subject to a credit facility repayable from MOAA's distributions from the property. As a result of this assignment, we began recognizing our share of MOAA's income during the first quarter of 2006, including the proportionate share of earnings of MOAA since August 2004 through the first quarter of 2006 of $10.2 million. This income is included with "income from unconsolidated entities" in our consolidated statement of operations. We accounted for our beneficial interests in MOAA under the equity method of accounting. On November 2, 2006, the Simon family entity sold its partnership interest to an affiliate of another partner in MOAA and settled all pending litigation, terminating our beneficial interests. As a result of this sale, we ceased recording income from this property's operations, and recorded a gain of approximately $86.5 million as a result of the receipt of $102.2 million of capital transaction proceeds assigned to us from this arrangement which is included in "gain on sale of assets and interests in unconsolidated entities" in the consolidated statements of operations and comprehensive income.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet Centers, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2008	2007
Deferred financing and lease costs, net	**$ 237,619**	$ 221,433
In-place lease intangibles, net	**33,280**	66,426
Acquired above market lease intangibles, net	**32,812**	49,741
Marketable securities of our captive insurance companies	**105,860**	116,260
Goodwill	**20,098**	20,098
Other marketable securities	**210,867**	144,188
Minority interests	**173,923**	163,196
Prepaids, notes receivable and other assets, net	**387,797**	337,293
	$1,202,256	$1,118,635

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2008	2007
Deferred financing and lease costs	**$ 444,220**	$ 401,153
Accumulated amortization	**(206,601)**	(179,720)
Deferred financing and lease costs, net	**$ 237,619**	$ 221,433

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs are a component of depreciation and amortization expense. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Amortization of deferred financing costs	**$ 17,044**	$ 15,467	$ 18,716
Amortization of debt premiums net of discounts	**(14,701)**	(23,000)	(28,163)
Amortization of deferred leasing costs	**31,674**	26,033	22,259

Intangible Assets. The average life of in-place lease intangibles is approximately 5.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 2 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets were $94.3 million and $146.7 million as of December 31, 2008 and 2007, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2008, 2007, and 2006 was $35.4 million, $44.6 million, and $53.3 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to the income statement.

Details of intangible assets as of December 31 are as follows:

	2008	2007
In-place lease intangibles	**$ 160,125**	$ 190,151
Accumulated amortization	**(126,845)**	(123,725)
In-place lease intangibles, net	**$ 33,280**	$ 66,426
Acquired above market lease intangibles	**$ 144,224**	$ 144,224
Accumulated amortization	**(111,412)**	(94,483)
Acquired above market lease intangibles, net	**$ 32,812**	$ 49,741

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2008 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2009	$ 33,590	$ (13,388)	$ 20,202
2010	22,702	(6,958)	15,744
2011	17,228	(4,909)	12,319
2012	12,297	(3,703)	8,594
2013	5,105	(2,592)	2,513
Thereafter	3,372	(1,262)	2,110
	$ 94,294	$ (32,812)	$ 61,482

Derivative Financial Instruments

We account for our derivative financial instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments as described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or other comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time as the hedged items are recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We use standard market conventions to determine the fair values of derivative instruments, and techniques such as discounted cash flow analysis, option pricing models, and termination cost to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Accumulated Other Comprehensive Income (Loss)

The components of our accumulated other comprehensive income (loss), after considering the effect of limited partners' interest in us, consisted of the following as of December 31:

	2008	2007
Cumulative translation adjustments	**$ (2,011)**	$ 3,516
Accumulated derivative (losses) gains, net	**(31,183)**	11,966
Net unrealized (losses) gains on marketable securities, net	**(131,872)**	2,605
Total accumulated other comprehensive (loss) income	**$(165,066)**	$ 18,087

Included in cumulative translation adjustment is the common stockholders' pro-rata share of the gain related to the impact of exchange rate fluctuations on foreign currency denominated debt of $37.4 million and $28.1 million at December 31, 2008 and 2007, respectively, that hedges the currency exposure related to certain of our foreign investments. The net unrealized losses as of December 31, 2008 of $131.9 million represents the common stockholders' share of valuation and related currency adjustments for our marketable securities, including our investment in Liberty. We do not consider the decline in value of any of our marketable securities to be an other-than-temporary decline in value as these market value declines have existed for a short period of time, and we have the ability and intent to hold these securities. Further, as it relates to Liberty, we believe their underlying operating fundamentals remain substantially unchanged.

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. For approximately 75% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. We are continually working towards converting the remainder of our leases to the fixed payment methodology. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the underlying activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2008 and 2007 approximated $116.5 million and $121.4 million, respectively.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the Year Ended December 31,		
	2008	2007	2006
Balance at Beginning of Year	**$ 33,810**	$ 32,817	$ 35,239
Consolidation of previously unconsolidated entities	**—**	495	321
Provision for Credit Losses	**24,037**	9,672	9,730
Accounts Written Off	**(13,197)**	(9,174)	(12,473)
Balance at End of Year	**$ 44,650**	$ 33,810	$ 32,817

Income Taxes

We and a subsidiary of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or the REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that don't qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2008 and 2007, we had a net deferred tax asset of $8.9 million and $19.8 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented. The income tax benefit in 2007 results primarily from the tax deductibility of a $55.1 million impairment charge.

Reclassifications

We made certain reclassifications of prior period amounts in the financial statements to conform to the 2008 presentation. The reclassifications were to amounts reported in the consolidated statement of cash flows and had no impact on previously reported operating results.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria. We sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2008 Acquisitions

Effective January 1, 2008, we acquired additional interests in three existing consolidated properties of between 1.8% and 5%, for an aggregate $6.2 million in cash. Two of the properties continue to have a minority interest holder. We now own 100% of the third property.

2007 Acquisitions

As a result of the Mills acquisition which is more fully discussed in Note 7, we consolidated two regional mall properties, Town Center at Cobb and Gwinnett Place. In addition to the Mills acquisition, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana from our partner and as a result, we now own 100% of these properties. On March 28, 2007, we acquired The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine, adjacent to our Kittery Premium Outlets property. On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California. We also purchased an additional 1% interest in Bangor Mall on July 13, 2007, and an additional 6.5% interest in Montgomery Mall on November 1, 2007. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center and Cobb and Gwinnett Place, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

2006 Acquisitions

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date.

2008 Dispositions

We had no consolidated property dispositions during the year ended December 31, 2008.

2007 Dispositions

During the year ended December 31, 2007, we sold five consolidated properties for which we received net proceeds of $56.4 million and recorded our share of a loss on the disposals (net) totaling $35.2 million.

2006 Dispositions

During the year ended December 31, 2006, we sold three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the dispositions totaling $12.2 million.

Impairment. In 2008, we recorded an impairment charge of $21.2 million. This resulted primarily from a $10.5 million reduction in the carrying value of a regional mall to its estimated net realizable value and the write-off of predevelopment costs related to various projects that we no longer plan to pursue development.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The amounts presented in the reconciliation below represent the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year Ended December 31,		
	2008	2007	2006
Common Stockholders' share of:			
Net Income available to Common Stockholders — Basic	**$422,517**	$436,164	$486,145
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**209**	313	415
Net Income available to Common Stockholders — Diluted	**$422,726**	$436,477	$486,560
Weighted Average Shares Outstanding — Basic	**225,332,593**	222,998,313	221,024,096
Effect of stock options	**551,057**	778,471	903,255
Weighted Average Shares Outstanding — Diluted	**225,883,650**	223,776,784	221,927,351

For the year ending December 31, 2008, potentially dilutive securities include stock options, convertible preferred stock and common units of limited partnership interest, or Units, in the Operating Partnership which are exchangeable for common stock and certain preferred units of limited partnership interest of the Operating Partnership. The only security that had a dilutive effect for the years ended December 31, 2008, 2007 and 2006 were stock options.

We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Total dividends paid per common share	**$3.60**	$3.36	$3.04
Percent taxable as ordinary income	**84.7%**	92.9%	81.4%
Percent taxable as long-term capital gains	**1.2%**	7.1%	18.6%
Percent nontaxable as return of capital	**14.1%**	—	—
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2008	2007
Land	**$ 2,795,026**	$ 2,798,452
Buildings and improvements	**22,112,944**	21,364,915
Total land, buildings and improvements	**24,907,970**	24,163,367
Furniture, fixtures and equipment	**297,745**	251,658
Investment properties at cost	**25,205,715**	24,415,025
Less — accumulated depreciation	**6,184,285**	5,312,095
Investment properties at cost, net	**$19,021,430**	$19,102,930
Construction in progress included above	**$ 358,254**	$ 647,303

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures, primarily with institutional investors, to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 103 properties in the U.S. as of December 31, 2008 and December 31, 2007. We also held interests in two joint ventures which owned 52 European shopping centers as of December 31, 2008 and 51 as of December 31, 2007. We also held an interest in seven joint venture properties under operation in Japan, one joint venture property in Mexico, one joint venture property in Korea, and one joint venture property in China. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which will result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds managed by Farallon Capital Management, L.L.C., or Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 36 properties that remain at December 31, 2008 was completed in April 2007. As of December 31, 2008, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during 2007. As of December 31, 2008, the outstanding balance of our loan to SPG-FCM was $520.7 million, and the average outstanding balance during the year ended December 31, 2008 of all loans made to SPG-FCM and Mills was approximately $534.1 million. During 2008 and 2007, we recorded approximately $15.3 million and $39.1 million in interest income (net of inter-entity eliminations) related to these loans, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2008 and 2007 of approximately $3.1 million and $17.4 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership, or Mills Units, received $25.25 in cash, and those holding 5,000 or more Mills Units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership Units for each Mills Unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 Units in the Operating Partnership for their Mills Units. The remaining Mills Units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition. We have reclassified the results of these properties in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

The Mills acquisition involved the purchase of all of Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, of which SPG-FCM's share approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has finalized its purchase price allocations for the Mills acquisition. The valuations were developed with the assistance of a third-party professional appraisal firm.

In addition we sold our interest in Cincinnati Mills and Broward and Westland Malls, which we acquired through the Mills acquisition, and recognized no gain or loss on these dispositions.

Joint Venture Property Refinancing Activity

The following joint venture property refinancing activity occurred during the period, some of which resulted in our receiving significant excess refinancing proceeds or making contributions:

On December 5, 2008, we refinanced Ontario Mills, a joint venture property in which we own a 25% interest, with a $75.0 million, LIBOR plus 296 basis points variable-rate mortgage that matures December 5, 2013. We subsequently entered into a swap agreement that essentially fixes the interest rate at 5.13%. The balances of the previous mortgages were $135.6 million and required a contribution by the partners to retire the loan. Our net share of the contribution was $15.7 million.

During 2008, we refinanced Fashion Valley Mall, a joint venture property in which we own a 50% interest, with a $200.0 million, LIBOR plus 200 bps variable-rate mortgage that matures October 9, 2013. The balances of the two previous mortgages, which were repaid, were $153.6 million and $29.1 million and bore interest at a fixed rate of 6.49% and 6.58%, respectively. We received our share of the excess refinancing proceeds of approximately $7.1 million on the closing of the new mortgage loan.

On October 1, 2008, we refinanced Mall of New Hampshire, a joint venture property in which we own a 49.14% interest, with a $136.7 million, 6.23% fixed-rate mortgage that matures October 5, 2015. The balances of the two previous mortgages, which were repaid, were $93.5 million and $7.8 million and bore interest at a fixed rate of 6.96% and 8.53%, respectively. We received our share of the excess refinancing proceeds of approximately $18.7 million on the closing of the new mortgage loan.

On November 15, 2007, we refinanced Aventura Mall, a joint venture property in which we own a 33.3% interest, with a $430.0 million, 5.905% fixed-rate mortgage that matures on December 11, 2017. The balance of the previous $200.0 million 6.61% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $71.4 million.

On November 1, 2007, we refinanced West Town Mall, a joint venture property in which we own a 50% interest, with a $210.0 million, 6.3375% fixed-rate mortgage that matures on December 1, 2017. The balance of the previous $76.0 million 6.90% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $66.4 million.

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture and as a result, gain control of the property or become the primary beneficiary of a VIE. We reclassified these line items into "Income from discontinued joint venture interests" and "Income from consolidated joint venture interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2008. Balance sheet information for the joint ventures is as follows:

	December 31, 2008	December 31, 2007
BALANCE SHEETS		
Assets:		
Investment properties, at cost	**$21,472,490**	$21,009,416
Less – accumulated depreciation	**3,892,956**	3,217,446
	17,579,534	17,791,970
Cash and cash equivalents	**805,411**	747,575
Tenant receivables and accrued revenue, net	**428,322**	435,093
Investment in unconsolidated entities, at equity	**230,497**	258,633
Deferred costs and other assets	**594,578**	713,180
Total assets	**$19,638,342**	$19,946,451
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	**$16,686,701**	$16,507,076
Accounts payable, accrued expenses, intangibles, and deferred revenue	**1,070,958**	972,699
Other liabilities	**982,254**	825,279
Total liabilities	**18,739,913**	18,305,054
Preferred units	**67,450**	67,450
Partners' equity	**830,979**	1,573,947
Total liabilities and partners' equity	**$19,638,342**	$19,946,451
Our Share of:		
Total assets	**$ 8,056,873**	$ 8,040,987
Partners' equity	**$ 533,929**	$ 776,857
Add: Excess Investment	**749,227**	757,236
Our net Investment in Joint Ventures	**$ 1,283,156**	$ 1,534,093
Mortgages and other indebtedness	**$ 6,632,419**	$ 6,568,403

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

As of December 31, 2008, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2009	$ 1,511,663
2010	1,694,633
2011	1,630,437
2012	2,538,381
2013	1,563,591
Thereafter	7,724,784
Total principal maturities	16,663,489
Net unamortized debt premiums and discounts	23,212
Total mortgages and other indebtedness	$16,686,701

This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 1.00% to 10.61% and a weighted average rate of 4.99% at December 31, 2008.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

	For the Year Ended December 31,		
	2008	2007	2006
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$1,956,129**	$1,682,671	$1,060,896
Overage rent	**130,549**	119,134	89,968
Tenant reimbursements	**1,005,638**	852,312	540,560
Other income	**199,774**	201,075	147,549
Total revenue	**3,292,090**	2,855,192	1,838,973
Operating Expenses:			
Property operating	**671,268**	580,910	366,122
Depreciation and amortization	**775,887**	627,929	318,589
Real estate taxes	**263,054**	220,474	131,359
Repairs and maintenance	**124,272**	113,517	83,331
Advertising and promotion	**70,425**	62,182	42,096
Provision for credit losses	**24,053**	22,448	4,620
Other	**177,298**	162,570	125,976
Total operating expenses	**2,106,257**	1,790,030	1,072,093
Operating Income	**1,185,833**	1,065,162	766,880
Interest expense	**(969,420)**	(853,307)	(415,425)
(Loss) income from unconsolidated entities	**(5,123)**	665	1,204
Loss on sale of asset	**—**	(6,399)	(6)
Income from Continuing Operations	**211,290**	206,121	352,653
Income from consolidated joint venture interests	**—**	2,562	14,070
Income from discontinued joint venture interests	**47**	202	736
Gain on disposal or sale of discontinued operations, net	**—**	198,956	20,375
Net Income	**$ 211,337**	$ 407,841	$ 387,834
Third-Party Investors' Share of Net Income	**$ 132,111**	$ 232,586	$ 232,499
Our Share of Net Income	**79,226**	175,255	155,335
Amortization of Excess Investment	**(46,980)**	(46,503)	(49,546)
Income from Beneficial Interests and Other, net	**—**	—	15,605
Write-off of Investment Related to Properties Sold	**—**	—	(2,846)
Our Share of Net Gain Related to Properties/Assets Sold	**—**	(90,632)	(7,729)
Income from Unconsolidated Entities, Net	**$ 32,246**	$ 38,120	$ 110,819

2006 Acquisition and Disposition Activity

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property for $252.6 million, which includes our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date. We have reclassified the results of this property in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

Impairment Charge. On December 28, 2005, we invested $50.0 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. and Meritage Homes Corp. to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. The principal use of the land upon attaining entitled status is to develop single-family homesites by our partners. As a result of the downturn in the residential market, during the fourth quarter of 2007, we recorded an impairment charge of $55.1 million, $36.5 million net of tax benefit, representing our entire equity investment in this joint venture, including interest capitalized on our invested equity.

International Joint Venture Investments

European Joint Ventures. We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, and Gallerie Commerciali Italia, or GCI. The carrying amount of our total combined investment in these two joint venture investments is $224.2 million and $361.3 million as of December 31, 2008 and 2007, respectively, including all related components of other comprehensive income. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2008.

On October 20, 2005, Ivanhoe Cambridge, Inc., or Ivanhoe, an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million, and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain (loss) on sales of assets and interests in unconsolidated entities, net" in the 2006 consolidated statement of operations and comprehensive income (loss). We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest in Simon Ivanhoe for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2007 and 2008.

On July 5, 2007, Simon Ivanhoe completed the sale of five non-core assets in Poland and we presented our share of the gain upon this disposition in "gain (loss) on sale of assets and interests in unconsolidated entities, net" in the consolidated statement of operations and comprehensive income.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through joint ventures with Mitsubishi Estate Co., Ltd. and Sojitz Corporation. The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $312.6 million and $273.0 million as of December 31, 2008 and 2007, respectively, including all related components of other comprehensive income. We have a 40% ownership in these Japan Premium Outlet Centers through a joint venture arrangement. During 2007, we also completed construction and opened our first Premium Outlet in Korea. As of December 31, 2008 and 2007 respectively, our investment in our Premium Outlet in Korea, for which we hold a 50% ownership interest, approximated $18.0 million and $23.1 million including all related components of other comprehensive income.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and we own a 32.5% interest in the joint venture entities, and a 32.5% ownership in the management operation overseeing these projects, collectively referred to as Great Mall Investments, Ltd., or GMI. During 2008, we completed construction and opened our first center in China, and have three additional centers under construction and due for completion in 2009. As of December 31, 2008 and 2007 respectively, our investment in our centers in China approximated $53.9 million and $33.7 million including all related components of other comprehensive income. Our projected total equity commitment upon completion for all four centers in China is $53.7 million.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments except for our fair value interest rate swaps, consist of the following as of December 31:

	2008	2007
Fixed-Rate Debt:		
Mortgages and other notes, including $15,312 and $24,845 net premiums, respectively. Weighted average interest and maturity of 6.11% and 4.1 years at December 31, 2008.	**$ 4,192,430**	$ 4,836,761
Unsecured notes, including $1,887 and $9,680 net premiums, respectively. Weighted average interest and maturity of 5.69% and 4.7 years at December 31, 2008.	**10,726,887**	9,384,680
7% Mandatory Par Put Remarketed Securities, including $4,568 premiums in 2007 that were redeemed in June 2008.	**—**	204,568
Total Fixed-Rate Debt	**14,919,317**	14,426,009
Variable-Rate Debt:		
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 2.00% and 3.3 years.	**2,076,927**	441,143
Credit Facility (see below)	**1,046,288**	2,351,612
Total Variable-Rate Debt	**3,123,215**	2,792,755
Fair value interest rate swaps	**—**	(90)
Total Mortgages and Other Indebtedness, Net	**$18,042,532**	$17,218,674

General. At December 31, 2008, we have pledged 76 properties as collateral to secure related mortgage notes including 7 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 39 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 76 encumbered properties, indebtedness on 18 of these encumbered properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to payment of a yield-maintenance premium or defeasance. As of December 31, 2008, we are in compliance with all our debt covenants.

Some of the limited partners guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partners provide guarantees of foreclosure of $285.3 million of our consolidated debt at three consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the limited partner is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

Our unsecured debt currently consists of $10.7 billion of senior unsecured notes issued by the Operating Partnership and $1.0 billion outstanding under the Operating Partnership's $3.5 billion Credit Facility, or the Credit Facility. The Credit Facility bears interest at LIBOR plus 37.5 basis points and an additional facility fee of 12.5 basis points. The Credit Facility is scheduled to mature on January 11, 2010, which we can extend for another year at our option.

On May 19, 2008, we issued two tranches of senior unsecured notes totaling $1.5 billion at a weighted average fixed interest rate of 5.74% consisting of a $700.0 million tranche with a fixed interest rate of 5.30% due May 30, 2013 and a second $800.0 million tranche with a fixed interest rate of 6.125% due May 30, 2018. We used proceeds from the offering to reduce borrowings on the Credit Facility and for general working capital purposes.

On June 16, 2008, the Operating Partnership completed redemption of the $200.0 million outstanding principal amount of its 7% Mandatory Par Put Remarketed Securities, or MOPPRS. The redemption was accounted for as an extinguishment and resulted in a charge in the second quarter of 2008 of approximately $20.3 million.

On August 28, 2008, the Operating Partnership repaid a $150.0 million unsecured note, which had a fixed rate of 5.38%.

During the year ended December 31, 2008, we drew amounts from the Credit Facility to fund the redemption of the remarketable debt securities and the repayment of the $150.0 million unsecured note. Other amounts drawn on the Credit Facility were primarily for general working capital purposes. We repaid a total of $2.7 billion on the Credit Facility during the year ended December 31, 2008. The total outstanding balance of the Credit Facility as of December 31, 2008 was $1.0 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2008, the weighted average outstanding balance of the Credit Facility was approximately $1.4 billion. The amount outstanding as of December 31, 2008 includes $446.3 million in Euro and Yen-denominated borrowings. In addition, subsequent to December 31, 2008, we repaid $600 million in unsecured notes, consisting of two $300 million tranches that bore rates of 3.75% and 7.13%, respectively, using proceeds from the Credit Facility.

Secured Debt

The balance of fixed and variable rate mortgage notes was $6.3 billion and $5.3 billion as of December 31, 2008 and 2007, respectively. Of the 2008 amount, $5.3 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the twelve-month period ended December 31, 2008, we repaid $274.0 million in mortgage loans, unencumbering five properties.

On January 15, 2008, we entered into a swap transaction that effectively converted $300.0 million of variable rate debt to fixed rate debt at a net rate of 3.21%.

On March 6, 2008, we borrowed $705 million on a term loan that matures March 5, 2012 and bears interest at a rate of LIBOR plus 70 basis points. On May 27, 2008, the loan was increased to $735 million. This loan is secured by the cash flow distributed from six properties and has additional availability of $115 million through the maturity date.

On July 30, 2008, we borrowed $190.0 million on a loan secured by Philadelphia Premium Outlets, which matures on July 30, 2014 and bears interest at a variable rate of LIBOR plus 185 basis points. On January 2, 2009, we executed a swap agreement that fixes the interest rate of this loan at 4.19%.

On September 23, 2008, we borrowed $170.0 million on a term loan that matures September 23, 2013 and bears interest at a rate of LIBOR plus 195 basis points. On November 4, 2008, the loan was increased to $220 million and on December 17, 2008, the loan was increased to its maximum availability of $260 million. This is a cross-collateralized loan that is secured by The Domain, Shops at Arbor Walk, and Palms Crossing. On January 2, 2009, we executed a swap agreement that fixes the interest rate on $200.0 million of this loan at 4.35%.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2008 are as follows:

2009	$ 1,475,510
2010	2,301,674
2011	3,050,576
2012	2,938,395
2013	2,034,735
Thereafter	6,224,443
Total principal maturities	18,025,333
Net unamortized debt premium and other	17,199
Total mortgages and other indebtedness	$18,042,532

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Cash paid for interest	**$1,001,718**	$983,219	$845,964

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

As of December 31, 2008, we reflected the fair value of outstanding consolidated derivatives in other liabilities for $19.4 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated other comprehensive loss and the unamortized balance of these agreements is $3.3 million as of December 31, 2008. The net deficit from terminated swap agreements is also recorded in accumulated other comprehensive loss and the unamortized balance is $3.4 million as of December 31, 2008. As of December 31, 2008, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $281.8 million that mature in May 2009 and July 2010, and
- fixed rate swap agreements with a notional amount of $505.0 million have a weighted average pay rate of 3.29% and a weighted average receive rate of 2.75%.

Within the next year, we expect to reclassify to earnings approximately $10.9 million of loss of the current balance held in accumulated other comprehensive loss. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint ventures' balance sheet. Included in our accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 is our share of the joint ventures accumulated derivative gains or (losses) of $(19.6) million and $(5.8) million, respectively.

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2008	**2007**
Fair value of fixed-rate mortgages and other indebtedness (in millions)	**$12,385**	$14,742
Average discount rates assumed in calculation of fair value for fixed-rate mortgages	**6.33%**	5.23%

We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities.

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2008 are as follows:

2009	$ 1,898,110
2010	1,762,658
2011	1,584,012
2012	1,402,718
2013	1,209,345
Thereafter	3,731,109
	$11,587,952

Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. CAPITAL STOCK

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates, or the Simons, the right to elect four of the members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc., or MSA, acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board of Directors. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The Class B shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 shares of common stock for the possible conversion of the outstanding Class B shares. During 2008, the previously outstanding 4,000 Class C shares were converted to 4,000 shares of common stock and the Class C shares were retired.

Common Stock Issuances and Repurchases

In 2008, we issued 2,574,608 shares of common stock to eight limited partners in exchange for an equal number of Units.
We issued 282,106 shares of common stock related to employee and director stock options exercised during 2008. We used the net proceeds from the option exercises of approximately $11.9 million to acquire additional Units. The Operating Partnership used the net proceeds for general working capital purposes.

On July 26, 2007, our Board of Directors authorized us to repurchase up to $1.0 billion of common stock over the next twenty-four months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During 2008, no purchases were made as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2008.

Holders of Series I 6% Convertible Perpetual Preferred Stock had the right to convert their shares into shares of common stock during the year ended December 31, 2008. A total of 6,437,072 shares of Series I preferred stock were converted into 5,151,776 shares of common stock for the year then ended.

Preferred Stock

The following table summarizes the carrying values of each series of preferred stock that was outstanding as of December 31:

	2008	2007
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 7,590,264 and 14,004,936 issued and outstanding, respectively.	**$379,513**	$700,247
Series J 83/8% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $6,185 and 6,514 in 2008 and 2007, respectively.	**46,032**	46,361
	$425,545	$746,608

The following series of preferred stock were previously issued, but had no shares outstanding at the end of 2008 and 2007: Series B 6.5% Convertible Preferred Stock (5,000,000 shares); Series C 7.00% Cumulative Convertible Preferred Stock (2,700,000 shares); Series D 8.00% Cumulative Redeemable Preferred Stock (2,700,000 shares); Series E 8.00% Cumulative Redeemable Preferred Stock (1,000,000 shares); Series F 8.75% Cumulative Redeemable Preferred Stock (8,000,000 shares); Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock (3,000,000 shares); and Series H Variable Rate Preferred Stock (4,530,000 shares), Series K Variable Rate Redeemable Preferred Stock (8,000,000 shares); and Series L Variable Rate Redeemable Preferred Stock (6,000,000 shares).

Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

Series C 7.00% Cumulative Convertible Preferred Stock and Series D 8.00% Cumulative Redeemable Preferred Stock. We issued these two series of preferred stock in 1999 to facilitate the possible conversion of two related series of preferred units described below, 7.00% Cumulative Convertible Preferred Units and the 8.00% Cumulative Redeemable Preferred Units. Each of these series of preferred stock has terms that are substantially identical to the related series of preferred units. There are no shares of either series currently outstanding.

Series I 6% Convertible Perpetual Preferred Stock. This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group in 2004. The terms of this series of preferred stock are substantially identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units described below. During 2008, holders exchanged 22,400 preferred units for an equal number of shares of preferred stock. In prior years, 1,093,042 preferred units had been exchanged for an equal number of shares of preferred stock. Dividends accrue quarterly at an annual rate of 6% per share. On or after October 14, 2009, we can redeem the preferred stock, in whole or in part, for cash only equal to the liquidation preference ($50.00 per share) plus accumulated and unpaid dividends. However, if the redemption date falls between the record date and the preferred stock dividend payment date, the redemption price will be the liquidation preference only. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of the common stock exceeds 130% of the applicable redemption price. This series of preferred stock is also convertible into common stock by the holder upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if we call the preferred stock for redemption; or, (b) if we are a party to a consolidation, merger, share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing trigger price condition is not met at the end of any quarter, then conversions are not permitted in the following quarter.

As of December 31, 2008, the conversion trigger price of $77.88 was not met and as a result conversion of each share of this series of preferred stock into shares of common stock is not permitted through March 31, 2009. A total of 6,437,072 shares of preferred stock were converted into 5,151,776 shares of common stock during 2008 as the conversion trigger price was met at the quarterly determination dates during 2008.

Series J 8⅜% Cumulative Redeemable Preferred Stock. We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8⅜% per share. We can redeem this series, in whole or in part, on and after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Limited Partners' Preferred Interests in the Operating Partnership

The following table summarizes each series of preferred units of the Operating Partnership outstanding as of December 31:

	2008	2007
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 1,518,371 and 3,034,675 issued and outstanding.	**$ 75,919**	$151,734
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 issued and outstanding.	**85,070**	85,070
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding.	**25,537**	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 94,235 and 100,818 issued and outstanding, respectively.	**2,639**	2,823
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,356,814 and 1,418,307 issued and outstanding.	**40,704**	42,549
	$229,869	$307,713

6% Series I Convertible Perpetual Preferred Units. This series of preferred units accrues cumulative quarterly distributions at $3.00 per unit. The preferred units are exchangeable for shares of Series I preferred stock on a one for one basis. In 2008, holders exchanged 22,400 preferred units of this series for an equal number of shares of Series I preferred stock. Additionally, 1,493,904 preferred units were converted into 1,187,238 common units. The preferred units have terms that are substantially identical to the Series I preferred stock.

7.75%/8.00% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of 8.00% of the liquidation value through December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. A holder may require the Operating Partnership to repurchase the preferred units on or after January 1, 2009, or any time that the aggregate liquidation value of the outstanding preferred units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the preferred units on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events. The Operating Partnership intends to redeem these units after January 1, 2009, upon the occurrence of a tax triggering event. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable in cash or an interest in one or more properties mutually agreed upon.

7.50% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

7.00% Cumulative Convertible Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $1.96 annually. The preferred units are convertible at the holders' option on or after August 27, 2004, into either an equal number of shares of Series C preferred stock or Units of the Operating Partnership at a ratio of 0.75676 Units to each preferred unit provided that the closing stock price of the common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the preferred Units at their liquidation value ($28.00 per unit) plus accrued and unpaid distributions on or after August 27, 2009, by issuing Units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the preferred units at the liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2008, holders converted 6,583 preferred units into 4,981 Units.

8.00% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $2.40 annually. The preferred units are paired with one 7.00% preferred unit or with the number of Units into which the 7.00% preferred units may be converted. The Operating Partnership may redeem the preferred units at their liquidation value ($30.00 per preferred unit) plus accrued and unpaid distributions on or after August 27, 2009, payable in either a new series of preferred units having the same terms as the preferred units, except that the distribution rate would be reset to a then determined market rate, or in Units. The preferred units are convertible at the holders' option on or after August 27, 2004, into shares of Series D preferred stock or Units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the preferred units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2008, 61,493 of the preferred units were redeemed for $1.8 million in cash.

Notes Receivable from Former CPI Stockholders. Notes receivable of $17,199 from stockholders of an entity, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors. The committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards For Eligible Directors. Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of a restricted stock are delivered to the former director.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2008 a total of 4,738,409 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2008	2007	2006
Restricted stock shares awarded during the year, net of forfeitures	**276,872**	222,725	415,098
Weighted average fair value of shares granted during the year	**$ 85.77**	$ 120.55	$ 84.33
Amortization expense	**$ 28,640**	$ 26,779	$ 23,369

The weighted average life of our outstanding options as of December 31, 2008 is 2.3 years. Information relating to Director Options and Employee Options from December 31, 2005 through December 31, 2008 is as follows:

	Director Options		Employee Options	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2005	37,500	$ 27.80	1,527,922	$ 30.39
Granted	—	N/A	70,000	90.87
Exercised	(18,000)	27.68	(396,659)	36.02
Forfeited	(3,000)	24.25	(3,000)	24.47
Shares under option at December 31, 2006	16,500	$ 28.57	1,198,263	$ 32.07
Granted	—	N/A	23,000	99.03
Exercised, none were forfeited during the period	(16,500)	28.57	(214,525)	32.62
Shares under option at December 31, 2007	—	$ —	1,006,738	$ 33.48
Granted	—	—	—	—
Exercised, none were forfeited during the period	—	—	**(282,106)**	**41.96**
Shares under option at December 31, 2008	—	**$ —**	**724,632**	**$ 30.18**

Employee Options:	Outstanding and Exercisable		
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share
$22.36 - $30.38	615,583	1.96	$25.13
$30.39 - $46.97	59,749	5.09	46.97
$46.98 - $63.51	26,300	5.17	50.17
$63.52 - $99.03	23,000	0.24	99.03
Total	724,632		$30.18

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2008, we had reserved 68,190,138 shares of common stock for possible issuance upon the exchange of Units, options, and Class B common stock and certain convertible preferred stock.

Common Stock Dividends

On January 30, 2009, our Board of Directors approved a quarterly common stock dividend of $0.90 per share, to be paid in a combination of cash and shares of our common stock. While our stockholders will have the right to elect to receive their dividend in either cash or common stock, we have announced that the aggregate cash component of the dividend will not exceed 10% of the total dividend, or $0.09 per share. If the number of stockholders electing to receive cash would result in our payment of cash in excess of this 10% limitation, we will allocate the cash payment on a pro rata basis among those stockholders making the cash election. We have reserved the right to elect to pay this dividend all in cash. Our Board of Directors reviews and approves dividends on a quarterly basis, and no determination has been made about whether our remaining 2009 dividends will be paid in a similar combination of cash and common stock. Paying all or a portion of the 2009 dividend in a combination of cash and shares of our common stock allows us to satisfy our REIT taxable income distribution requirement under existing IRS revenue procedures, while enhancing our financial flexibility and balance sheet strength.

11. COMMITMENTS AND CONTINGENCIES

Litigation

As previously disclosed, for several years we have been defending actions brought by the Attorneys General of Massachusetts, New Hampshire and Connecticut in their respective state courts and similar litigation brought by other parties alleging that the sale of co-branded, bank-issued gift cards by our affiliate, SPGGC, Inc., at certain of our properties, violated state gift certificate and consumer protection laws. We previously reported the dismissal of the New Hampshire litigation. During the fourth quarter of 2008, the complaint in the Massachusetts litigation was dismissed and we settled the Connecticut litigation. The only remaining legal proceedings involving gift card sales are two purported class actions brought by private parties in New York. With the resolution of the remaining Attorneys General's actions in 2008, we no longer believe that the ultimate outcome of these related actions would have a material adverse effect on our financial position, results of operations or cash flows and, accordingly, we do not expect to report further developments in these actions.

We are also involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2008, a total of 29 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2009 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Ground lease expense	**$30,681**	$30,499	$29,301

Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2009	$ 16,530
2010	16,288
2011	16,338
2012	16,451
2013	16,699
Thereafter	669,723
	$752,029

Insurance

We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States through wholly-owned captive insurance entities and other self-insurance mechanisms. Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd. are our wholly-owned captive insurance subsidiaries, and have agreed to indemnify our general liability carrier for a specific layer of losses for the properties that are covered under these arrangements. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through these captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion per occurrence for certified foreign acts of terrorism and $500 million per occurrence for non-certified domestic acts of terrorism. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks in high profile markets could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2008, the Operating Partnership has loan guarantees and other guarantee obligations of $71.9 million and $6.6 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet Centers, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 532 of the approximately 1,376 anchor stores in the properties as of December 31, 2008. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

Limited Life Partnerships

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2008 and 2007, the estimated settlement value of these non-controlling interests was approximately $130 million and $145 million, respectively. The minority interest amount recognized as a liability on the consolidated balance sheets related to these non-controlling interests was approximately $23 million as of December 31, 2008 and 2007.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Amounts charged to unconsolidated joint ventures	**$125,663**	$95,564	$62,879
Amounts charged to properties owned by related parties	**4,980**	5,049	9,494

During 2008 and 2007, we recorded interest income of $15.3 million and $39.1 million, respectively, and financing fee income of $3.1 million and $17.4 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", (SFAS 141(R)), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired, and that costs of acquisition be expensed as incurred. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated balance sheet and the noncontrolling interest's share of earnings is included in consolidated net income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141(R) and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS 141(R) or SFAS 160 will have a significant impact on our results of operations or financial position other than the reclassification of certain noncontrolling interests on a prospective and retrospective basis.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133." This statement amends and expands the disclosure requirements of SFAS 133. This statement is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are in the process of determining the impact of adopting this statement.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2008 and 2007 data is summarized in the table below and, as disclosed in Note 3, the amounts have been reclassified from previously disclosed amounts in accordance with the discontinued operations provisions of SFAS No. 144 and reflect dispositions through December 31, 2008. Income from continuing operations, income from continuing operations per share – Basic, and income from continuing operations per share – Diluted as previously reported in the September 30, 2007 Form 10-Q were $179,253, $0.74, and $0.74, respectively, and are presented below as $186,345, $0.77, and $0.77, respectively. All other amounts previously reported are equal to the amounts reported below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Total revenue	**$ 895,298**	**$ 922,947**	**$ 935,594**	**$ 1,029,316**
Operating income	**351,958**	**379,406**	**383,695**	**445,818**
Income from continuing operations	**99,284**	**87,917**	**124,093**	**152,362**
Net income available to common stockholders	**87,933**	**76,572**	**112,809**	**145,203**
Income from continuing operations per share — Basic	**$ 0.39**	**$ 0.34**	**$ 0.50**	**$ 0.64**
Net income per share — Basic	**$ 0.39**	**$ 0.34**	**$ 0.50**	**$ 0.64**
Income from continuing operations per share — Diluted	**$ 0.39**	**$ 0.34**	**$ 0.50**	**$ 0.64**
Net income per share — Diluted	**$ 0.39**	**$ 0.34**	**$ 0.50**	**$ 0.64**
Weighted average shares outstanding	**223,455,345**	**224,982,539**	**225,356,074**	**227,512,179**
Diluted weighted average shares outstanding	**224,071,920**	**225,571,345**	**225,925,532**	**227,909,356**
2007				
Total revenue	$ 852,141	$ 855,932	$ 907,145	$ 1,035,581
Operating income	348,966	333,551	378,699	473,849
Income from continuing operations	112,949	74,203	186,345	145,807
Net income available to common stockholders	98,381	59,917	164,937	112,929
Income from continuing operations per share — Basic	$ 0.44	$ 0.27	$ 0.77	$ 0.60
Net income per share — Basic	$ 0.44	$ 0.27	$ 0.74	$ 0.51
Income from continuing operations per share — Diluted	$ 0.44	$ 0.27	$ 0.77	$ 0.60
Net income per share — Diluted	$ 0.44	$ 0.27	$ 0.74	$ 0.51
Weighted average shares outstanding	222,443,434	223,399,287	223,103,314	223,015,421
Diluted weighted average shares outstanding	223,300,903	224,236,142	223,848,882	223,688,665

REGIONAL MALLS

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Stanford Shopping Center, Palo Alto (San Francisco)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, Miami Beach (Miami)
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami)
Coconut Point, Estero
Coral Square, Coral Springs (Miami)
Cordova Mall, Pensacola
Crystal River Mall, Crystal River
Dadeland Mall, Miami
DeSoto Square, Bradenton
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale, The[KS], Fort Lauderdale (Miami)
Gulf View Square, Port Richey (Tampa)
Indian River Mall, Vero Beach
Lake Square Mall, Leesburg (Orlando)
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Palm Beach Mall, West Palm Beach (Miami)
Port Charlotte Town Center, Port Charlotte
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa)
University Mall, Pensacola

Georgia
Gwinnett Place, Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
SouthPark Mall, Moline
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Eastland Mall, Evansville
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI)
Greendale Mall, Worcester (Boston)
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nebraska
Crossroads Mall, Omaha

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua

New Jersey
Brunswick Square, East Brunswick (New York)
Hamilton Mall[KS], Mays Landing
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood
Jefferson Valley Mall, Yorktown Heights (New York)
Mall at the Source, The, Westbury (New York)
Nanuet Mall, Nanuet (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Mall, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
Century III Mall, West Mifflin (Pittsburgh)
Granite Run Mall, Media (Philadelphia)
King of Prussia – The Pavilion[KS], King of Prussia (Philadelphia)
King of Prussia Mall, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall
Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
Raleigh Springs Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Domain, The, Austin
Firewheel Town Center, Garland (Dallas)
Galleria, The, Houston
Highland Mall, Austin
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)
Longview Mall, Longview
Midland Park Mall, Midland
Midway Mall[M], Sherman
North East Mall, Hurst (Dallas)

Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Valley Mall, Harrisonburg
Virginia Center Commons, Glen Allen

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

PREMIUM OUTLET CENTERS

California
Camarillo Premium Outlets, Camarillo
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Riverside)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Las Americas Premium Outlets, San Diego
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton

Florida
Orlando Premium Outlets, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonsville)

Georgia
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh
Lighthouse Place Premium Outlets, Michigan City

Maine
Kittery Premium Outlets, Kittery

Massachusetts
Wrentham Village Premium Outlets, Wrentham (Boston)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Missouri
Osage Beach Premium Outlets, Osage Beach

New Jersey
Jackson Premium Outlets, Jackson (New York)
Jersey Shore Premium Outlets, Tinton Falls (New York)
Liberty Village Premium Outlets, Flemington (New York)

Nevada
Las Vegas Outlet Center, Las Vegas
Las Vegas Premium Outlets, Las Vegas

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley

North Carolina
Carolina Premium Outlets, Smithfield

Ohio
Aurora Farms Premium Outlets, Aurora

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville
Philadelphia Premium Outlets, Limerick (Philadelphia)

Texas
Allen Premium Outlets, Allen (Dallas)
Houston Premium Outlets, Cypress (Houston)
Rio Grande Valley Premium Outlets, Mercedes
Round Rock Premium Outlets, Round Rock (Austin)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington D.C.)

Washington
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek

COMMUNITY/ LIFESTYLE CENTERS

Connecticut
Plaza at Buckland Hills, The, Manchester

Florida
Downtown at the Gardens[M], Palm Beach Gardens
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Pier Park, Panama City Beach
Royal Eagle Plaza, Coral Springs (Miami)
Terrace at The Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Brightwood Plaza, Indianapolis
Clay Terrace, Carmel (Indianapolis)
Eastland Convenience Center, Evansville
Greenwood Plus, Greenwood (Indianapolis)
Hamilton Town Center, Noblesville (Indianapolis)
Keystone Shoppes, Indianapolis
Markland Plaza, Kokomo
Muncie Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Kentucky
Park Plaza, Hopkinsville

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Convenience Center, Rockaway (New York)
Rockaway Town Plaza, Rockaway (New York)

New York
Cobblestone Court, Victor

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary
North Ridge Shopping Center, Raleigh

Ohio
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Oklahoma
Eastland Plaza, Tulsa

Pennsylvania
Bond Shopping Center[KS], Upper Darby (Philadelphia)
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Huntingdon Pike[KS], Abington (Philadelphia)
Huntingdon Valley Shopping Center[KS], Abington (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Tennessee
Knoxville Commons, Knoxville

Texas
Arboretum at Great Hills, Austin
Gateway Shopping Center, Austin
Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Palms Crossing, McAllen
Richardson Square, Richardson (Dallas)

Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas)
Wolf Ranch Town Center, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

OTHER

Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown

Missouri
Factory Merchants Branson, Branson
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

Pennsylvania
Atrium Office Building, The[KS], [M], King of Prussia (Philadelphia)

Tennessee
Crossville Outlet Center, Crossville

Washington
Factory Stores at North Bend, North Bend (Seattle)

THE MILLS PORTFOLIO
The Mills®

Arizona
Arizona Mills, Tempe (Phoenix)

California
Great Mall, Milpitas (San Jose)
Ontario Mills, Ontario (Riverside)
The Block at Orange, Orange (Los Angeles)

Colorado
Colorado Mills, Lakewood (Denver)

Florida
Sawgrass Mills, Sunrise (Miami)

Georgia
Discover Mills, Lawrenceville (Atlanta)

Illinois
Gurnee Mills, Gurnee (Chicago)

Maryland
Arundel Mills, Hanover (Baltimore)

Missouri
St. Louis Mills, Hazelwood (St. Louis)

North Carolina
Concord Mills, Concord (Charlotte)

Pennsylvania
Franklin Mills, Philadelphia

Tennessee
Opry Mills, Nashville

Texas
Grapevine Mills, Grapevine (Dallas)
Katy Mills, Katy (Houston)

Virginia
Potomac Mills, Prince William (Washington, D.C.)

THE MILLS PORTFOLIO
Regional Malls

California
Del Amo Fashion Center, Torrance (Los Angeles)
Hilltop Mall, Richmond (San Francisco)
Stoneridge Shopping Center, Pleasanton (San Francisco)

Delaware
Dover Mall, Dover

Florida
Falls, The, Miami

Louisiana
Esplanade, The, Kenner (New Orleans)

Maryland
Lakeforest Mall, Gaithersburg (Washington, D.C.)
Marley Station, Glen Burnie (Baltimore)

Michigan
Briarwood Mall, Ann Arbor

Minnesota
Southdale Center, Edina (Minneapolis)

Mississippi
Northpark Mall, Ridgeland

New Jersey
Shops at Riverside, The, Hackensack (New York)

Nevada
Meadowood Mall, Reno

New York
Galleria at White Plains, The, White Plains (New York)

Ohio
Mall at Tuttle Crossing, The, Dublin (Columbus)

Wisconsin
Southridge Mall, Greendale (Milwaukee)

THE MILLS PORTFOLIO
Community Centers

Colorado
Denver West Village, Lakewood (Denver)

Maryland
Arundel Mills Marketplace, Hanover (Baltimore)

North Carolina
Concord Mills Marketplace, Concord (Charlotte)

Pennsylvania
Liberty Plaza, Philadelphia

INTERNATIONAL PROPERTIES

France
Bay 2, Torcy (Paris)
Bay 1, Torcy (Paris)
Bel'Est, Bagnolet (Paris)
Villabé, Villabé (Paris)
Wasquehal, Wasquehal (Lille)

Italy
Ancona
Bergamo
Bussolengo (Verona)
Casalbertone (Roma)
Casamassima (Bari)
Centro Azuni (Sassari)
Cepagatti (Pescara)
Cesano Boscone (Milano)
Cinisello (Milano)
Collatina (Roma)
Concesio (Brescia)
Cuneo (Torino)
Fano (Pesaro)
Giugliano (Napoli)
Grottammare (Ascoli Piceno)
La Rena (Catania)
Marconi (Cagliari)
Mazzano (Brescia)
Merate (Lecco)
Mesagne (Brindisi)
Mestre (Venezia)
Misterbianco (Catania)
Modugno (Bari)
Monza
Mugnano (Napoli)
Nerviano (Milano)
Olbia
Padova
Palermo
Pescara
Pompei (Napoli)
Porta di Roma (Roma)
Porto Sant'Elpidio (Ascoli Piceno)
Predda Niedda (Sassari)
Rescaldina (Milano)
Rivoli (Torino)
San Rocco al Porto (Piacenza)
Santa Gilla (Cagliari)
Senigallia (Ancona)
Taranto
Torino
Venaria (Torino)
Vicenza
Vimodrone (Milano)
Vulcano Buono, Nola (Napoli)

Poland
Arkadia Shopping Center, Warsaw
Wilenska Station Shopping Center, Warsaw

Japan
Gotemba Premium Outlets, Gotemba City (Tokyo)
Kobe-Sanda Premium Outlets, Kobe (Osaka)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Sendai – Izumi Premium Outlets, Izumi Park Town (Sendai)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Fukuoka (Kyushu)

Mexico
Premium Outlets Punta Norte, Mexico City

Korea
Yeoju Premium Outlets, Seoul

China
Changshu In City Plaza, Changshu

KS Managed by Kravco Simon (not owned)
M Managed by Simon (not owned)

BIRCH BAYH

Partner in the Washington, D.C. law firm of Venable LLP (or its predecessor) since 2001. Mr. Bayh was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP from 1998 to 2001 and served as a United States Senator from Indiana from 1963 to 1981. Director since 1993. Mr. Bayh is not standing for reelection to the Board of Directors. Age 81

MELVYN E. BERGSTEIN

Chairman of Diamond Management & Technology Consultants, Inc., a management and advisory firm, since 2006. Mr. Bergstein previously served as Chairman and Chief Executive Officer of Diamond and its predecessors, Diamondcluster, Inc. and Diamond Technology Partners, Inc. since its founding in 1994. From 1968 to 1989, Mr. Bergstein served in several capacities with Arthur Andersen & Co.'s consulting division (now Accenture). Director since 2001. Age 67

LINDA WALKER BYNOE

President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds. Director since 2003. Age 56

KAREN N. HORN, PH.D.

Senior Managing Director of Brock Capital Group, a corporate advisory and investment banking firm, since 2003. Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn serves as a director of Eli Lilly and Company, Norfolk Southern Corporation and T. Rowe Price Mutual Funds. She is also Vice Chairman of the U.S. Russia Investment Fund, a presidential appointment, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 65

REUBEN S. LEIBOWITZ

Managing Director of JEN Partners, a private equity firm, since 2005. Mr. Leibowitz was a Managing Director of Warburg Pincus from 1984 to 2005. He was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 61

DAVID SIMON

Chairman of the Board of Simon Property Group, Inc. since 2007 and Chief Executive Officer of the Company since 1995. Mr. Simon was President of the Company from 1993 to 1996 and Executive Vice President of Melvin Simon & Associates, Inc. ("MSA"), the predecessor company, from 1990 to 1993. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990. Director since 1993. Age 47

HERBERT SIMON

Chairman Emeritus of the Board of Simon Property Group, Inc. since 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to 2007 and Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 74

MELVIN SIMON

Chairman Emeritus of the Board of Simon Property Group, Inc. since 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to 2007 and Chairman of the Board from 1993 to 1995. Mr. Simon serves as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Herbert Simon. Director since 1993. Age 82

J. ALBERT SMITH, JR.

President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 68

RICHARD S. SOKOLOV

President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 59

PIETER S. VAN DEN BERG

Founding General/Managing Partner of VCHolland Visitatie PensioenFondsen since 2006 which renders services related to fund governance, primarily on behalf of fund trustees of Dutch based pension funds. Advisor to the Board of Managing Directors of PGGM, the pension fund of the healthcare and social work sector in the Netherlands, from 1999 to 2006. Mr. van den Berg was Director of Controlling of PGGM from 1991 to 1999. Director since 1998. Age 63

HANS C. MAUTNER

Advisory Director and President – International Division of the Company since 2003 and Chairman of Simon Global Limited. Chairman of Simon Ivanhoe BV/SARL and Chairman of Gallerie Commerciali Italia S.p.A. Mr. Mautner was Vice Chairman of the Board of Directors of Simon Property Group, Inc. from 1998 to 2003; Chairman of the Board of Directors and Chief Executive Officer of Corporate Property Investors (CPI) from 1989 to 1998; and a General Partner of Lazard Freres. Mr. Mautner serves as a director of Capital & Regional and is also a director of various funds managed by The Dreyfus Corporation. Advisory Director since 2003. Age 71

Audit Committee:
J. Albert Smith, Jr., Chairman, Melvyn E. Bergstein, Reuben S. Leibowitz

Compensation Committee:
Melvyn E. Bergstein, Chairman, Linda Walker Bynoe, Karen N. Horn, Ph.D., Reuben S. Leibowitz

Executive Committee:
David Simon, Chairman, Herbert Simon, Melvin Simon, Richard S. Sokolov

Governance Committee:
Karen N. Horn, Ph.D., Chairman, Birch Bayh, Linda Walker Bynoe, J. Albert Smith, Jr., Pieter S. van den Berg

Nominating Committee:
Birch Bayh, Chairman, Melvyn E. Bergstein, Karen N. Horn, Ph.D., J. Albert Smith, Jr.

Lead Independent Director:
J. Albert Smith, Jr.

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

David Simon
Chairman and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

James M. Barkley
Secretary and General Counsel

Stephen E. Sterrett
Executive Vice President and Chief Financial Officer

John Rulli
Executive Vice President, Chief Administrative Officer and President – Simon Management Group

Andrew Juster
Executive Vice President and Treasurer

John Dahl
Senior Vice President and Chief Accounting Officer

Regional Malls

Gary Lewis
Senior Executive Vice President – Leasing

Vicki Hanor
Executive Vice President – Leasing

Barney Quinn
Executive Vice President – Leasing

Bruce Tobin
Executive Vice President – Leasing

Michael E. McCarty
Executive Vice President – Development Operations

Mikael Thygesen
Chief Marketing Officer and President – Simon Brand Ventures

Timothy G. Earnest
Executive Vice President – Simon Management Group

David L. Campbell
Senior Vice President Finance – Operating Properties

Premium Outlet Centers (Chelsea)

John R. Klein
President

Richard N. Lewis
Executive Vice President – Leasing

The Mills

Gregg M. Goodman
President

Gary Duncan
Executive Vice President – Leasing

Paul C. Fickinger
Executive Vice President – Property Management

Community/Lifestyle Centers

Myles H. Minton
President

International Properties

Hans C. Mautner
Advisory Director, President – International Division, and Chairman of Simon Global Limited

TRANSFER AGENT AND REGISTRAR

Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

800-454-9768

TDD for Hearing Impaired: 800-231-5469
Foreign Stockholders: 201-680-6578
TDD for Foreign Stockholders: 201-680-6610
www.bnymellon.com/shareowner/isd

INVESTOR SERVICES PROGRAM

Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, BNY Mellon Shareowner Services (800-454-9768 or www.bnymellon.com/shareowner/isd).

CORPORATE HEADQUARTERS

Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN 46204

317-636-1600

WEBSITE

Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investor Relations tab)

STOCKHOLDER INQUIRIES

Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
P.O. Box 7033
Indianapolis, IN 46207
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL

Baker & Daniels LLP
Indianapolis, IN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K

A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investor Relations tab)

The Company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K filed with the Securities and Exchange Commission on February 26, 2009.

ANNUAL MEETING

The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Friday, May 8, 2009 at 225 West Washington Street, Indianapolis, IN, at 10:00 a.m., local time.

CEO CERTIFICATION TO NYSE

The Company submitted a CEO certification to the New York Stock Exchange last year as required by Section 303A. 12(a) of the NYSE Listed Company Manual.

COMPANY SECURITIES

Simon Property Group, Inc. common stock and two issues of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
6.0% Series I Convertible Preferred	SPGPrI
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the dividends declared per share for each quarter in the last two fiscal years are shown below:

	High	Low	Close	Declared Dividends
First Quarter 2008	$ 96.67	$74.80	$ 92.91	$0.90
Second Quarter 2008	106.11	89.24	89.89	0.90
Third Quarter 2008	106.43	79.93	97.00	0.90
Fourth Quarter 2008	95.97	33.78	53.13	0.90

	High	Low	Close	Declared Dividends
First Quarter 2007	$123.96	$98.50	$111.25	$0.84
Second Quarter 2007	118.25	91.12	93.04	0.84
Third Quarter 2007	103.00	82.60	100.00	0.84
Fourth Quarter 2007	109.00	85.49	86.86	0.84


NAREIT
NAREIT

Member of National Association of Real Estate Investment Trusts


SPG
LISTED
NYSE


KAY


theory
adidas
J.CREW


JARED
LANE BRYANT


Total Return Performance
December 31, 2003 to December 31, 2008
$250
$200
$150
$100
$50
$0
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08




POLO RALPH LAUREN

(In Dollars)	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Simon Property Group, Inc	100	146.66	180.84	247.70	219.61	140.67
FTSE NAREIT Equity REIT Index	100	131.58	147.59	199.33	168.05	104.65
S&P 500 Index	100	110.87	116.32	134.69	142.09	89.52

The line graph above compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2003 through December 31, 2008. The graph assumes an investment of $100 on December 31, 2003, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.


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SIMON® | PROPERTY GROUP, INC. 225 West Washington Street, Indianapolis, IN 46204 317.636.1600 simon.com®